   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 19, 1997


                                                      REGISTRATION NO. 333-35391

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                               AMENDMENT NO. 1 TO


                                    FORM S-2
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                            ------------------------

                           ROCKY SHOES & BOOTS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                     OHIO                                       31-1364046
         (STATE OR OTHER JURISDICTION                        (I.R.S. EMPLOYER
      OF INCORPORATION OR ORGANIZATION)                    IDENTIFICATION NO.)

                              39 EAST CANAL STREET
                            NELSONVILLE, OHIO 45764
                                 (614) 753-1951
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                                  MIKE BROOKS
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                           ROCKY SHOES & BOOTS, INC.
                              39 EAST CANAL STREET
                            NELSONVILLE, OHIO 45764
                                 (614) 753-1951
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------

                          Copies of Correspondence to:


             Curtis A. Loveland, Esq.                             Glenn W. Sturm, Esq.
              Robert J. Tannous, Esq.                             James Walker IV, Esq.
               John B. Pisaris, Esq.                   Nelson Mullins Riley & Scarborough, L.L.P.
          Porter, Wright, Morris & Arthur                     First Union Plaza, Suite 1400
               41 South High Street                              999 Peachtree St., N.E.
               Columbus, Ohio 43215                              Atlanta, Georgia 30309
                  (614) 227-2000                                     (404) 817-6000
               (614) 227-2100 (Fax)                               (404) 817-6050 (Fax)


                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If the Registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
------------------------

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
------------------------

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                            ------------------------


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                SUBJECT TO COMPLETION, DATED SEPTEMBER 19, 1997


PROSPECTUS

                                1,700,000 SHARES

                        [ROCKY SHOES & BOOTS, INC. LOGO]

                                  COMMON STOCK

     Of the 1,700,000 shares of Common Stock offered hereby, 1,370,000 shares are being sold by Rocky Shoes & Boots, Inc. ("Rocky" or the "Company"), and 330,000 shares are being sold by certain shareholders of the Company (the "Selling Shareholders"). The Company will not receive any of the proceeds from the sale of the shares of Common Stock by the Selling Shareholders. See "Principal and Selling Shareholders."


     The Common Stock is traded on The Nasdaq Stock Market's National Market (the "Nasdaq National Market") under the symbol "RCKY." On September 17, 1997, the last reported sales price for the Common Stock on the Nasdaq National Market was $16.63 per share. See "Price Range of Common Stock and Dividend Policy."


     SEE "RISK FACTORS" BEGINNING ON PAGE 6 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.
================================================================================

                                                                                   PROCEEDS TO
                                    PRICE TO      UNDERWRITING    PROCEEDS TO        SELLING
                                     PUBLIC       DISCOUNT(1)      COMPANY(2)      SHAREHOLDERS
--------------------------------------------------------------------------------------------------
Per Share.......................        $              $               $                $
--------------------------------------------------------------------------------------------------
Total(3)........................        $              $               $                $

================================================================================

(1) The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting estimated expenses of $400,000 payable by the Company.
(3) The Company has granted the Underwriters a 30-day over-allotment option to purchase up to 255,000 additional shares of Common Stock on the same terms and conditions as set forth above. If all such shares are purchased by the
    Underwriters, the total Price to Public will be $         , the total
    Underwriting Discount will be $         and the total Proceeds to Company
    will be $         . See "Underwriting" and "Principal and Selling
    Shareholders."

                            ------------------------

     The shares of Common Stock are offered, subject to receipt and acceptance by the several Underwriters, to prior sale and to the Underwriters' right to reject orders in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that certificates for the shares of Common Stock
will be available for delivery on or about                , 1997.
                            ------------------------

J.C.Bradford &Co.

                             Robert W. Baird & Co.
                                  Incorporated

                                                                The Ohio Company

                                            , 1997

                [ADVERTISEMENT FOR ROCKY SHOES & BOOTS, INC.]

                     [PHOTO OF A HUNTER WITH COMPOUND BOW]

                                [GORE-TEX LOGO]

                                 [CORDURA LOGO]

                               [THINSULATE LOGO]


                        [ROCKY SHOES & BOOTS, INC. LOGO]

                                      OUR
                                   TARGET IS
                                   IN SIGHT!

        ROCKY(R) Shoes & Boots seeks opportunity with a vengeance. What started as a family-owned shoe factory in 1932 has now grown to become the market leader that it is today with discipline, constant innovation, and a sharp eye for consumer's needs.

        We go after business in more than 2,600 stores every day with the most targeted sales and marketing program in the industry. Our quest for market dominance continues with the introduction of the warmest boots for the toughest outdoor conditions. All across North American and Europe ROCKY(R) is the "brand of choice" for trudging through rain and snow searching for that perfect ten-point buck. We know others are gunning for our business. That's okay. We woke up early this morning to be first into the field. We have our target in sight.

                                                ROCKY Shoes & Boots
                                             THE REAL DEAL SINCE 1932

                                [PHOTO OF BOOTS]
                              SAMPLE ADVERTISEMENTS

                                                        39 East Canal Street,
Made in the U.S.A.                                      Nelsonville, Ohio 45764

Cordura is a registered trademark of the Du Pont Company. Thinsulate is a registered trademark of 3M. Gore-Tex is a registered trademark of W.L. Gore and Associates, Inc. (C)1997 Rocky Shoes & Boots Inc.


     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SUCH TRANSACTIONS MAY INCLUDE STABILIZING, THE PURCHASE OF COMMON STOCK TO COVER SYNDICATE SHORT POSITIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. SEE "UNDERWRITING."

                [ADVERTISEMENT FOR ROCKY SHOES & BOOTS, INC.]


                                FIELD TESTED...

        SPORTSMEN HAVE DEPENDED ON THE WATERPROOF COMFORT OF ROCKY(R) SHOES AND BOOTS FOR OVER HALF A CENTURY. IT'S A NAME THEY TRUST BECAUSE ROCKY(R) IS THE WORLD'S LEADER IN GUARANTEED WATERPROOF FOOTWEAR. USING GORE-TEX(R) FABRIC AND HARDWORKING, WATERPROOF AND BREATHABLE LEATHERS MAKES ROCKY(R) THE BEST BOOTS FOR THE OUTDOORS.

        ROCKY(R) WATERPROOF WORK, RUGGED CASUAL AND LIFESTYLE FOOTWEAR MEETS THE DEMANDS OF DAILY USE WHILE SACRIFICING NOTHING TO THE LOOKS THAT STAND UP ON THE STREET. THAT'S BECAUSE ROCKY(R) SHOES AND BOOTS ARE DESIGNED TO PERFORM IN THE WOODS, ON THE CONSTRUCTION SITE, OR DURING THAT MAD DASH FOR THE LAST TRAIN HOME. SURE, ROCKY(R) STILL MEANS WATERPROOF BOOTS FOR THE OUTDOORS, BUT PEOPLE HAVE TO COME OUT OF THE FIELD TO GO TO WORK SOMETIME... DON'T THEY?

        FOR A CLOSER LOOK AT THE COMPLETE LINE OF ROCKY(R) FOOTWEAR VISIT A ROCKY(R) SHOES AND BOOTS DEALER NEAR YOU OR CALL 1-800-421-5151 AND ASK ABOUT FIELD TESTING A PAIR FOR YOURSELF!


STREET
APPROVED.

                                [PHOTO OF BOOTS]

                                               [ROCKY SHOES & BOOTS, INC. LOGO]

                [ADVERTISEMENT FOR ROCKY SHOES & BOOTS, INC.]

            [PHOTO OF SHERIFF AND PARAMEDIC ADMINISTERING FIRST AID]


                            [GORE-TEX LOGO]    [CROSSTECH LOGO]   [CORDURA LOGO]


                        [ROCKY SHOES & BOOTS, INC. LOGO]

                                     WE'VE
                                GOT YOU COVERED.

        You depend on instinct, your partner, and your equipment. That's why ROCKY(R) Shoes & Boots introduces the Eliminator(R) and EMS boots with CROSSTECH(R) Footwear Fabric. Only CROSSTECH(R) Footwear Fabric provides resistance to penetration by blood-born pathogens and common chemicals. CROSSTECH(R) Footwear Fabric delivers the durable waterproofness and breathability of GORE-TEX(R) Fabric with improved liquid resistance for increased safety. Formed into a bootie that completely surrounds the foot, CROSSTECH(R) Footwear Fabric can help protect you against more than just the elements. For a dealer near you, CALL 1-800-421-5151.

No Fabric offers complete protection. No fabric, including CROSSTECH(R) Footwear Fabric is a totally impenetrable barrier, even when new. And its barrier will decline with wear, tear, abrasion and other damage associated with use. Conditions of use are outside of our control. Rocky(R) Shoes & Boots and
W. L. Gore & Associates, Inc. make no guarantee of how product will perform in actual use. CROSSTECH(R) and GORE-TEX(R) are trademarks of W. L. Gore & Associates, Inc.


Rocky Shoes & Boots, Inc.                                       EMS BOOT
THE REAL DEAL                                                   Model 911-139
SINCE 1932.

ELIMINATOR(R)
Model 8032                      [PHOTO OF BOOTS]

                                                        39 East Canal Street,
Made in the U.S.A.                                      Nelsonville, Ohio 45764

Cordura is a registered trademark of the Du Pont Company.
Gore-Tex is a registered trademark of W. L. Gore and Associates, Inc.(C) 1997 Rocky Shoes & Boots Inc.

                               PROSPECTUS SUMMARY


     The following summary is qualified in its entirety by the more detailed information and financial statements appearing elsewhere in this Prospectus. Unless otherwise indicated in this Prospectus, all information assumes no exercise of the Underwriters' over-allotment option. The Company has two subsidiaries: Five Star Enterprises Ltd. ("Five Star"), a Cayman Islands corporation, which operates a manufacturing facility in La Vega, Dominican Republic, and Lifestyle Footwear, Inc. ("Lifestyle"), a Delaware corporation, which operates a manufacturing facility in Aquadilla, Puerto Rico. Unless the context otherwise requires, all references to "Rocky" or the "Company" include Rocky Shoes & Boots, Inc. and its subsidiaries.


                                  THE COMPANY

     Rocky Shoes & Boots, Inc. designs, develops, manufactures and markets premium quality rugged outdoor, occupational, and handsewn casual footwear under the ROCKY brand. The Company's products are designed to appeal to consumers seeking high performance, durable, quality footwear manufactured with premium materials such as GORE-TEX. The Company's footwear is sold by more than 2,600 retailers in the United States and Canada. For the six months ended June 30, 1997, the Company's net sales and net income increased approximately 35% and 83%, respectively, over the corresponding prior year period.

     Rugged outdoor footwear, which includes hunting and hiking boots, represented approximately 58% of the Company's fiscal 1996 net sales. The Company's rugged outdoor footwear is sold through sporting goods stores, outdoor specialty stores and mail order catalogs. The suggested retail prices of the Company's rugged outdoor footwear range from $89 to $239 per pair. The Company's occupational footwear, which represented approximately 23% of the Company's fiscal 1996 net sales, is sold through retail uniform stores, mail order catalogs, specialty safety stores and independent retail stores. The suggested retail prices of the Company's occupational footwear range from $69 to $179 per pair. The Company has recently placed increased emphasis on its line of ROCKY brand handsewn casual footwear. This line of products, which represented approximately 6% of the Company's fiscal 1996 net sales, is sold through independent retail stores, department store chains, mail order catalogs and sporting goods stores at suggested retail prices ranging from $89 to $149 per pair. See "Business -- Overview."

     The Company's objective is to increase sales within its core product categories and markets and to leverage the ROCKY brand into new market segments with products that emphasize the reputation of the Company's footwear for quality, comfort and durability. The Company has recently focused its advertising and marketing efforts in order to increase consumer awareness of the ROCKY brand. By shifting its advertising efforts directly to the consumer, the Company seeks to strengthen the quality image of the ROCKY brand and gain national exposure in its targeted markets. The Company intends to continue to leverage the ROCKY brand into new product categories, as it has recently done with handsewn casual footwear.


     The Company maintains a network of 55 exclusive sales representatives and manufacturers' representatives, operating in 14 geographic territories, who sell the Company's products throughout the United States and in Canada. Historically, the Company has sold its products through manufacturers' representatives who carried ROCKY brand products as well as other non-competing products. The Company is currently developing an exclusive Rocky-focused sales force in an effort to ensure representation of its entire product line and consistent support of its customer accounts. Currently, 60% of the Company's sales force is comprised of exclusive sales representatives. The Company's objective is for at least 90% of its sales force to be exclusive sales representatives.


     The Company manufactures its products under a twin-plant concept by producing the labor intensive "upper portions" in its lower wage rate plants in the Dominican Republic and Puerto Rico and completing its footwear in Puerto Rico and Nelsonville, Ohio where it uses state-of-the-art bottoming techniques. The Company utilizes a modular "Team Pass-Through" manufacturing system in each of its manufacturing facilities. The Company believes that this system, which allows each person to perform a number of different tasks, is superior to a traditional assembly line approach, which requires each person to perform a single repetitive task. This system increases the number of pairs of footwear produced per square foot of manufacturing space, reduces the

Company's work-in-process inventory and direct labor costs and improves the Company's production yields. In addition, the Company believes that its manufacturing process allows it to respond quickly to changes in product demand and consumer preferences.


     The Company currently sources approximately 5% of its products in the Far East in order to reach price points that it cannot obtain with products manufactured in its own facilities. A greater portion of the Company's products may be sourced in the future if the Company expands and reaches capacity in its manufacturing facilities.



     The Company's principal executive offices are located at 39 East Canal Street, Nelsonville, Ohio 45764, and its telephone number is (614) 753-1951.


                                  THE OFFERING

Common Stock offered by the Company................ 1,370,000 shares
Common Stock offered by the Selling Shareholders... 330,000 shares
Common Stock to be outstanding after the
  offering......................................... 5,124,278 shares(1)
Use of proceeds.................................... To repay certain indebtedness. See "Use of Proceeds."
Nasdaq National Market symbol...................... RCKY

---------------

(1) Excludes 82,857 shares of Common Stock reserved for issuance upon conversion of the Company's Series A Non-Voting Convertible Preferred Stock, no par value per share, $0.06 stated value (the "Series A Preferred Stock"), and excludes 688,770 shares of Common Stock reserved for issuance pursuant to the Company's stock option plans, of which 430,850 shares were subject to options at an average exercise price equal to $8.87 per share as of the date of this Prospectus.


                                  RISK FACTORS

     Prospective purchasers of the Common Stock offered hereby should carefully consider the various risk factors that could materially and adversely affect the operating and financial performance of the Company. These factors include, in part, changes in consumer demand, seasonality, impact of weather, competition, reliance on suppliers, changing retailing trends, reliance on key personnel, reliance on foreign manufacturing, changes in tax rates, concentration of stock ownership, certain corporate governance measures, volatility of market price, limited protection of intellectual property, reliance on United Parcel Service and risks associated with forward-looking statements. See "Risk Factors."

                            ------------------------

     The Company owns United States federal registrations for its marks ROCKY(R), ROCKY BOOTS(R) (which claims a ram's head Design as part of the mark), CORNSTALKERS(R), COME WALK WITH U.S.(R) and Design, ROCKY 911 SERIES(R) and Design, SNOW STALKER(R), 4 WAY STOP(R) and Design, BEAR CLAW(R) and STALKERS(R). Additional mark variations for ROCKY BOOTS(R) and Design (which claims a ram's head Design as part of the mark), ROCKY(R) and Design(TM) for cigars, and SINCE 1932 ROCKY - ROCKY SHOES & BOOTS INC.(TM) plus a detailed full ram Design are the subject of pending United States federal applications for registration. In addition, the Company uses and has common law rights in the marks ROCKY(R) MOUNTAIN STALKERS(TM), ROCKY(R) BEAR CLAW(TM) SERIES and other ROCKY(R) marks. The Company has applied for trademark registration of its ROCKY(R) mark in a number of foreign countries.


     The artwork included in this Prospectus represents actual advertisements of Rocky Shoes & Boots, Inc. which have appeared in the following publications:
Sports Afield, Field & Stream, North American Hunter, Outdoor Life, North American Fisherman, Police and Security News, Rescue and Law and Order. Statements made in these advertisements are qualified in their entirety by the information set forth elsewhere in this Prospectus.


     The Company also uses in its advertising and in other documents trademarks owned by corporations other than the Company. GORE-TEX(R) and CROSSTECH(R) are registered trademarks of W.L. Gore & Associates, Inc.; CORDURA(R) is a registered trademark of E.I. DuPont de Nemours and Company; THINSULATE(R) is a registered trademark of Minnesota Mining and Manufacturing Company; and CAMBRELLE(R) is a trademark of Koppers Industries, Inc.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                   TWELVE       FISCAL YEAR      SIX MONTHS ENDED
                                FISCAL YEAR ENDED JUNE 30,      MONTHS ENDED       ENDED             JUNE 30,
                               -----------------------------    DECEMBER 31,    DECEMBER 31,    ------------------
                                1993       1994       1995          1995            1996         1996       1997
                               -------    -------    -------    ------------    ------------    -------    -------
STATEMENT OF OPERATIONS
  DATA(1):
Net sales...................   $41,205    $52,895    $60,227      $ 60,384        $ 73,148      $25,450    $34,268
Gross margin................     8,215      9,624     11,860        11,049          18,044        7,190      9,558
Income from operations......     2,631      2,810      3,231           479           5,712        1,641      2,840
Income (loss) before income
  taxes.....................     1,972      2,123      1,236        (1,525)          3,724          856      1,725
Income tax expense
  (benefit).................       205        303       (197)         (988)            918          197        519
Income (loss) before
  extraordinary loss and
  cumulative effect of
  change in accounting
  principle.................     1,767      1,820      1,433          (537)          2,806          659      1,206
Extraordinary loss, net of
  income taxes(2)...........      (148)        --         --            --              --           --         --
Cumulative effect of change
  in accounting
  principle(3)..............       134         --         --            --              --           --         --
Net income (loss)...........     1,753      1,820      1,433          (537)          2,806          659      1,206
Net income (loss) per
  share.....................   $  0.60    $  0.47    $  0.38      $  (0.15)       $   0.74      $  0.17    $  0.31
Weighted average number of
  common shares and
  equivalents outstanding...     2,900      3,842      3,741         3,666           3,777        3,765      3,940
Supplemental net income per
  share(4)..................                                                      $   0.73      $  0.21    $  0.32
Weighted average number of
  common shares and
  equivalents used in
  computing supplemental net
  income per share(4).......                                                         5,147        5,135      5,310



                                                                                       JUNE 30, 1997
                                                                                  ------------------------
                                                                                  ACTUAL    AS ADJUSTED(5)
                                                                                  -------   --------------
BALANCE SHEET DATA:
Working capital.................................................................  $35,906      $ 47,669
Total assets....................................................................   83,152        83,152
Total long-term debt (including current maturities).............................   36,432        15,388
Total shareholders' equity......................................................   28,305        49,349


---------------
(1) Effective December 31, 1995, the Company changed its fiscal year end from June 30 to December 31. References to "Fiscal 1992," "Fiscal 1993," "Fiscal 1994" and "Fiscal 1995" refer to the Company's fiscal years ended June 30 for each respective year. References to "Transition Period" refer to the six months ended December 31, 1995. References to "Fiscal 1996" refer to the Company's fiscal year ended December 31, 1996.
(2) During Fiscal 1993, the Company retired all outstanding 13.25% subordinated debentures originally due 2005 resulting in an extraordinary loss of $148,400, or $0.05 per share, net of related income taxes of $76,448.
(3) Effective July 1, 1992, the Company changed its method of accounting for income taxes to conform with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("FAS 109"). The cumulative effect of this change in accounting principle was to increase net income by $134,000, or $0.04 per share.

(4) Assumes that on January 1, 1996, the Company issued 1,370,000 shares of Common Stock at offering price of $16.63 per share and used the net proceeds to retire the Mortgage and the Shareholder Note and to paydown the Line of Credit (each as defined herein). See note 4 of notes to consolidated financial statements. Supplemental net income per share for Fiscal 1996 and the six-month periods ended June 30, 1996 and 1997, is calculated based upon net income adjusted for a reduction in after-tax interest expense of $939,000, $414,000 and $515,000, respectively, relating to repayment and paydown of such debt. See "Use of Proceeds."


(5) Adjusted to reflect the sale of 1,370,000 shares offered hereby at an assumed offering price of $16.63 per share, and the application of the estimated net proceeds therefrom. See "Use of Proceeds."

                                  RISK FACTORS

     In addition to the other information contained in this Prospectus, prospective investors should consider the following factors carefully in evaluating an investment in the Common Stock offered hereby.

CHANGES IN CONSUMER DEMAND

     The footwear industry is subject to rapid changes in consumer preferences. Demand for the Company's products, particularly the Company's handsewn casual product line and certain styles within its rugged outdoor and occupational product lines, may be adversely affected by changing fashion trends. The future success of the Company will depend upon the Company's ability to anticipate and respond to changing consumer preferences and fashion trends in a timely manner. The Company's failure to adequately anticipate or respond to such changes could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, sales of the Company's products may be negatively affected by weak consumer spending as a result of adverse economic trends or uncertainties regarding the economy. See "Business -- Competition."

SEASONALITY

     The Company has historically experienced, and expects to continue to experience, significant seasonal fluctuations in the sale of its products. The Company's operating results have varied significantly in the past, and may vary significantly in the future, partly due to such seasonal fluctuations. A majority of the orders for the Company's rugged outdoor footwear are placed in January through April for delivery in July through October. To meet demand, the Company must manufacture its products year-round. Accordingly, average inventory levels have been highest during the second and third quarters of each calendar year, and sales have been highest in the last two quarters of each calendar year. The Company believes that sales of its products will continue to follow this seasonal cycle. Additionally, the Company does not have long-term contracts with its customers. Accordingly, there is no assurance that the results for any particular quarter will be indicative of results for the full year or for the future. The Company believes that comparisons of its interim results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. Due to the factors mentioned above as well as factors discussed elsewhere in this Prospectus, it is likely that in some future quarter the Company's operating results will be below the expectations of public market analysts and investors. In such event, the price of the Common Stock will likely be adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Seasonality and Unaudited Quarterly Financial Information" and "Business -- Seasonality and Weather."

IMPACT OF WEATHER

     Many of the Company's products, particularly its rugged outdoor footwear line, are used primarily in cold or wet weather. Mild or dry weather may have a material adverse effect on sales of the Company's products, particularly if mild or dry weather conditions occur in broad geographical areas during late fall or early winter. Also, due to variations in weather conditions from year to year, results for any single quarter or year may not be indicative of results for any future period. See "Business -- Seasonality and Weather."

COMPETITION

     The footwear industry is intensely competitive, and the Company expects competition to increase in the future. Many of the Company's competitors have greater financial, distribution and marketing resources than the Company. The Company's ability to succeed depends on its ability to remain competitive with respect to the quality, design, price and timely delivery of its products. Competition could materially adversely affect the Company's business, financial condition and results of operations. See "Business -- Competition."

RELIANCE ON SUPPLIERS

     The Company purchases raw materials from a number of domestic and foreign sources. The Company does not have any long-term supply contracts for the purchase of its raw materials, except for limited blanket orders on leather. The principal raw materials used in the production of the Company's footwear, in terms of dollar value, are leather, GORE-TEX waterproof fabric, CORDURA nylon fabric and soling materials. The Company believes that currently there are acceptable alternatives to these suppliers and materials, with the exception of the GORE-TEX waterproof fabric.


     The Company is currently one of the largest customers of GORE-TEX waterproof fabric for use in footwear. The Company's licensing agreement with W.L. Gore & Associates, Inc. ("Gore") may be terminated by either party upon 90 days written notice. Although other waterproofing techniques and materials are available, the Company places a high value on its GORE-TEX license because GORE-TEX has high brand name recognition and the GORE-TEX waterproof fabric used in the manufacture of ROCKY footwear has a reputation for quality and proven performance. Even though the Company does not believe that its supply of GORE-TEX waterproof fabric will be interrupted in the future, no assurance can be given in this regard. The Company's loss of its license to use GORE-TEX could materially adversely affect the Company's competitive position, which could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Suppliers."


CHANGING RETAILING TRENDS

     Historically, the Company has chosen not to sell products to discount mass merchandisers. A continued shift in the marketplace from traditional independent retailers to large discount mass merchandisers has increased the pressure on many footwear manufacturers to sell products to large discount mass merchandisers at less favorable margins. Because of competition from large discount mass merchandisers, a number of small retailing customers of the Company have gone out of business, and in the future more of such customers may go out of business, which could have a material adverse effect on the Company's business, financial condition and results of operations. Although progressive independent retailers have attempted to improve their competitive position by joining buying groups, stressing personal service and stocking more products that address specific local needs, a continued shift to discount mass merchandisers could have a material adverse effect on the Company's business, financial condition and results of operations and could cause the Company to reevaluate its strategy. See "Business -- Sales, Marketing and Advertising."

RELIANCE ON KEY PERSONNEL


     The development of the Company's business has been, and will continue to be, highly dependent upon Mike Brooks, Chairman, President and Chief Executive Officer, David Fraedrich, Executive Vice President and Chief Financial Officer and William S. Moore, Senior Vice President -- Sales and Marketing. Each of these executive officers has an at-will employment agreement with the Company. Messrs. Brooks' and Fraedrich's employment agreements provide that in the event of termination of employment with the Company, they may not compete with the Company for a period of one year. Mr. Moore's employment agreement provides that in the event of termination of employment with the Company, he may not compete with the Company for a period of three months. The Company does not maintain a significant amount of key-man life insurance on any of its executive officers. The loss of the services of any of these officers could have a material adverse effect upon the Company's business, financial condition and results of operations. See "Management."


RELIANCE ON FOREIGN MANUFACTURING


     Most of the Company's rugged outdoor and handsewn casual footwear uppers are produced in the Dominican Republic. Therefore, the Company's business is subject to the risks of doing business offshore, such as: the imposition of additional United States legislation and regulations relating to imports, including quotas, duties, taxes or other charges or restrictions; weather conditions in the Dominican Republic; foreign governmental regulation and taxation; fluctuations in foreign exchange rates; changes in economic conditions; changes in the political stability of the Dominican Republic; and changes in relationships between the United States and the Dominican Republic. If any such factors were to render the conduct of business in the Dominican Republic undesirable or impracticable, the Company would have to locate new facilities for its manufacturing operations. There can be no assurance that additional facilities would be available to the Company or, if available, that such facilities could be obtained on terms favorable to the Company. Such a development would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Manufacturing."

CHANGES IN TAX RATES


     In past years, the Company's effective tax rate typically has been substantially below the United States federal statutory rates. The Company has paid minimal income taxes on income earned by its subsidiary in Puerto Rico due to tax credits afforded the Company under Section 936 of the Internal Revenue Code and local tax abatements. However, Section 936 of the Internal Revenue Code has been repealed such that future tax credits available to the Company will be capped beginning in 2002 and terminate in 2006. In addition, the Company's local tax abatements in Puerto Rico are due to expire in 2004. Prior to Fiscal 1996, the Company paid no foreign income tax on the income generated by its subsidiary in the Dominican Republic. During the fourth quarter of Fiscal 1996, the Company elected to repatriate future earnings of its subsidiary in the Dominican Republic. The Company's future tax rate will vary depending on many factors, including the level of relative earnings and tax rates in each jurisdiction in which it operates and the repatriation of any foreign income to the United States. Accordingly, since October 1, 1996, the Company has accrued taxes on all amounts repatriated and will accrue taxes on future earnings as they are no longer deemed permanently invested. The Company cannot anticipate future changes in such laws. Increases in effective tax rates or changes in tax laws may have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


CONCENTRATION OF STOCK OWNERSHIP; CERTAIN CORPORATE GOVERNANCE MEASURES


     Upon completion of this offering, the directors, executive officers and principal shareholders of the Company will beneficially own approximately 25.5% of the outstanding Common Stock, assuming the conversion of such individuals' Series A Preferred Stock into an aggregate of 77,743 shares of Common Stock. As a result, these shareholders are able to exert significant influence over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. Such concentration of ownership may also have the effect of delaying or preventing a change in control of the Company. The Company has also adopted certain corporate governance measures which, individually or collectively, could delay or frustrate the removal of incumbent directors and could make more difficult a merger, tender offer or proxy contest involving the Company even if such events might be deemed by certain shareholders to be beneficial to the interest of the shareholders. See "Principal and Selling Shareholders" and "Description of Capital Stock."


VOLATILITY OF MARKET PRICE

     From time to time after this offering, there may be significant volatility in the market price of the Common Stock. The Company believes that the current market price of its Common Stock reflects expectations that the Company will be able to continue to market its products profitably and develop new products with market appeal. If the Company is unable to market its products profitably and develop new products at a pace that reflects the expectations of the market, investors could sell shares of the Common Stock at or after the time that it becomes apparent that such expectations may not be realized, resulting in a decrease in the market price of the Common Stock.

     In addition to the operating results of the Company, changes in earnings estimates by analysts, changes in general conditions in the economy or the financial markets or other developments affecting the Company or its industry could cause the market price of the Common Stock to fluctuate substantially. In recent years, the stock market has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies, including the Company, for reasons unrelated to their operating performance. See "Price Range of Common Stock and Dividend Policy."

LIMITED PROTECTION OF INTELLECTUAL PROPERTY

     The Company regards certain of its footwear designs as proprietary and relies on patents to protect those designs. The Company believes that the ownership of the patents is a significant factor in its business. Existing intellectual property laws afford only limited protection of the Company's proprietary rights, and it may be possible for unauthorized third parties to copy certain of the Company's footwear designs or to reverse engineer or otherwise obtain and use information that the Company regards as proprietary. The Company believes its patents provide a measure of security against competition, and the Company intends to enforce its patents against infringement by third parties. However, if the Company's patents are found to be invalid, to the extent they have served, or would in the future serve, as a barrier to entry to the Company's competitors, such invalidity could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company owns United States federal registrations for a number of its trademarks, trade names and designs. Additional trademarks, trade names and designs are the subject of pending federal applications for registration. The Company also uses and has common law rights in certain trademarks. During 1994, the Company began to increase distribution of its goods in several foreign countries. Accordingly, the Company has applied for trademark registrations in a number of these countries. The Company intends to enforce its trademarks and trade names against unauthorized use by third parties. However, existing trademark and trade name laws afford only limited protection, and the laws of countries other than the United States may not protect the Company's proprietary rights to as great an extent as do the laws of the United States. Accordingly, regardless of the legal rights of the Company, it may be possible for unauthorized third parties to use the Company's trademarks, trade names or designs and realize monetary gain at the Company's expense. Although such unauthorized use may be illegal, the Company may be forced to expend substantial resources to enforce its rights and nonetheless be divested of a portion of its goodwill as a result of such unauthorized use. See "Business -- Patents, Trademarks and Trade Names."

RELIANCE ON UNITED PARCEL SERVICE

     Historically, the Company has delivered a majority of shipments to its customers via United Parcel Service ("UPS"). From August 4, 1997 to August 21, 1997, UPS was not able to deliver some of the Company's products because of a union labor strike. Although during the UPS labor strike the Company sought alternative carriers for distribution of its products, it could not locate another carrier with the same capacity as UPS. The Company's inability to deliver its products during the UPS labor strike, and possible interruptions of UPS's service in the future, could have a material adverse effect on the Company's business, financial condition and results of operations.

RISKS ASSOCIATED WITH FORWARD LOOKING STATEMENTS

     This Prospectus contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which are intended to be covered by the safe harbors created thereby. Those statements include, but may not be limited to, all statements regarding the intent, belief and expectations of the Company and its management, such as statements concerning the Company's future profitability and its operating and growth strategy. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, the factors set forth under the caption "Risk Factors" in this Prospectus and other factors detailed from time to time in the Company's filings with the Securities and Exchange Commission (the "Commission"). Although the Company believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate. Therefore, there can be no assurance that the forward-looking statements included in this Prospectus will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that the objectives and plans of the Company will be achieved. See "Incorporation of Certain Documents by Reference."

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     The Company's Common Stock trades on the Nasdaq National Market under the symbol "RCKY." The following table sets forth the range of high and low sales prices for the Common Stock for the periods indicated, as reported by the Nasdaq National Market:


                               QUARTER ENDED                          HIGH       LOW
        -----------------------------------------------------------  ------     ------
        September 30, 1994.........................................  $11.50     $ 9.25
        December 31, 1994..........................................   10.50       8.50
        March 31, 1995.............................................   10.50       8.25
        June 30, 1995..............................................   10.00       8.00
        September 30, 1995.........................................    8.50       5.25
        December 31, 1995..........................................    7.13       5.63
        March 31, 1996.............................................    6.75       5.00
        June 30, 1996..............................................    8.50       5.50
        September 30, 1996.........................................    8.25       6.75
        December 31, 1996..........................................   10.00       6.75
        March 31, 1997.............................................   16.25       8.25
        June 30, 1997..............................................   17.38      12.63
        September 30, 1997 (through September 17, 1997)............   19.38      15.88



     On September 17, 1997, the last reported sales price of the Common Stock on the Nasdaq National Market was $16.63 per share. As of September 17, 1997, there were approximately 186 shareholders of record of the Common Stock.


     The Company presently intends to retain its earnings to finance the growth and development of its business and does not anticipate paying any cash dividends in the foreseeable future. Future dividend policy will depend upon the earnings and financial condition of the Company, the Company's need for funds and other factors. Presently, the Line of Credit (as defined below) restricts the payment of dividends on the Common Stock. At December 31, 1996, approximately $668,000 of retained earnings was available for distribution.

                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of the Common Stock offered hereby are estimated to be approximately $21,043,839 ($25,035,211 if the Underwriters' over-allotment option is exercised in full), after deduction of the underwriting discount and estimated offering expenses payable by the Company based upon an assumed offering price of $16.63 per share. The Company will not receive any proceeds from the sale of the shares of Common Stock by the Selling Shareholders. See "Principal and Selling Shareholders."



     The Company intends to use the estimated net proceeds of the offering as follows: (i) approximately $1,416,000 to pay off the mortgage including accrued interest on its office-warehouse facility in Nelsonville, Ohio (the "Mortgage");
(ii) approximately $370,000 to repay a note to a former shareholder of the Company (the "Shareholder Note"); and (iii) approximately $19,258,000 to repay a portion of its outstanding indebtedness under its asset-based line of credit (the "Line of Credit") incurred primarily for working capital purposes. The Mortgage currently bears interest at 8.75% and is due January 2010. The Shareholder Note bears interest at prime plus 2% per year (10.50% on June 30, 1997) and matures December 20, 1998. At September 17, 1997, approximately $42.0 million of indebtedness was outstanding under the Line of Credit and bore interest at a rate of 8.50%. The Line of Credit terminates on April 30, 1999. Until utilized for the above purposes, the Company will invest the net proceeds of the offering in short-term, interest-bearing, investment grade securities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                 CAPITALIZATION


     The following table sets forth the short-term debt and capitalization of the Company as of June 30, 1997, and as adjusted to give effect to the sale of 1,370,000 shares of Common Stock offered hereby by the Company at an assumed offering price of $16.63 per share, the last reported sales price of the Company's Common Stock on September 17, 1997, and the application of the estimated net proceeds therefrom as described in "Use of Proceeds."



                                                                          JUNE 30, 1997
                                                                     -----------------------
                                                                     ACTUAL      AS ADJUSTED
                                                                     -------     -----------
                                                                         (IN THOUSANDS)
    Current maturities -- long-term debt............................ $12,770       $   1,007
                                                                     =======         =======
    Long-term debt, less current maturities......................... $23,662       $  14,381
    Shareholders' equity:
      Preferred Stock, Series A, no par value; $0.06 stated value;
         125,000 shares authorized; 90,000 shares issued; 82,857
         shares outstanding(1)......................................       5               5
      Common Stock, no par value, 10,000,000 shares authorized;
         3,856,480 shares issued and 3,749,528 shares outstanding;
         5,226,480 shares issued and 5,119,528 shares outstanding,
         as adjusted(2).............................................  15,269          36,313
      Stock held in treasury, at cost; 116,952 common shares and
         7,143 preferred shares.....................................  (1,226)         (1,226)
      Retained earnings.............................................  14,257          14,257
                                                                     -------         -------
         Total shareholders' equity.................................  28,305          49,349
                                                                     -------         -------
              Total capitalization.................................. $51,967       $  63,730
                                                                     =======         =======


---------------
(1) See note 8 of notes to consolidated financial statements.
(2) Excludes 430,850 shares of Common Stock issuable upon the exercise of stock options granted under the Company's stock option plans.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

    The following table sets forth the selected consolidated financial data of the Company as of and for each of the fiscal years in the four year period ended June 30, 1995, the six month period ended December 31, 1995 and the fiscal year ended December 31, 1996 which are derived from the audited consolidated financial statements of the Company, certain of which statements appear elsewhere in this Prospectus. The following table also sets forth the selected consolidated financial data presented below for the six month period ended December 31, 1994 and the twelve month period ended December 31, 1995 and the six month periods ended June 30, 1996 and 1997 which are derived from the unaudited consolidated financial statements of the Company, certain of which statements appear elsewhere in this Prospectus. In the opinion of management, the unaudited financial data include only normal recurring adjustments necessary for a fair presentation of such financial data in accordance with generally accepted accounting principles. The results of operations for the six month period ended June 30, 1997 are not necessarily indicative of the results of operations for the full year. The following selected consolidated financial data should be read in conjunction with the Company's consolidated financial statements and related notes thereto and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein.

                                                                                                                   SIX MONTHS
                                                     SIX MONTHS     SIX MONTHS       TWELVE      FISCAL YEAR          ENDED
                 FISCAL YEAR ENDED JUNE 30,            ENDED          ENDED       MONTHS ENDED      ENDED           JUNE 30,
            -------------------------------------   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   -----------------
             1992      1993      1994      1995         1994           1995           1995           1996        1996      1997
            -------   -------   -------   -------   ------------   ------------   ------------   ------------   -------   -------
STATEMENT
  OF
 OPERATIONS
  DATA(1):
Net
  sales.... $32,504   $41,205   $52,895   $60,227     $ 35,967       $ 36,124       $ 60,384       $ 73,148     $25,450   $34,268
Cost of
  goods
  sold.....  25,923    32,990    43,271    48,367       28,134         28,887         49,335         55,104      18,260    24,710
            -------   -------   -------   -------      -------        -------        -------        -------     -------   -------
Gross
  margin...   6,581     8,215     9,624    11,860        7,833          7,237         11,049         18,044       7,190     9,558
Selling,
  general
  and
  administrative
  expenses...   3,882   5,584     6,814     8,629        4,756          6,863         10,570         12,332       5,549     6,718
            -------   -------   -------   -------      -------        -------        -------        -------     -------   -------
Income from
operations...   2,699   2,631     2,810     3,231        3,077            374            479          5,712       1,641     2,840
Interest
  expense
  and
  other --
  net......    (906)     (659)     (687)   (1,995)      (1,139)        (1,197)        (2,004)        (1,988)       (785)   (1,115)
            -------   -------   -------   -------      -------        -------        -------        -------     -------   -------
Income
  (loss)
  before
  income
  taxes....   1,793     1,972     2,123     1,236        1,938           (823)        (1,525)         3,724         856     1,725
Income tax
  expense
  (benefit)...     170     205      303      (197)         459           (333)          (988)           918         197       519
            -------   -------   -------   -------      -------        -------        -------        -------     -------   -------
Income
  (loss)
  before
  extraordinary
  loss and
 cumulative
  effect of
  change in
 accounting
 principle...   1,623   1,767     1,820     1,433        1,479           (490)          (537)         2,806         659     1,206
Extraordinary
  loss, net
  of income
  taxes....      --      (148)       --        --           --             --             --             --          --        --
Cumulative
  effect of
  change in
 accounting
 principle...      --     134        --        --           --             --             --             --          --        --
            -------   -------   -------   -------      -------        -------        -------        -------     -------   -------
Net income
  (loss)... $ 1,623   $ 1,753   $ 1,820   $ 1,433     $  1,479       $   (490)      $   (537)      $  2,806     $   659   $ 1,206
            =======   =======   =======   =======      =======        =======        =======        =======     =======   =======
Income
  (loss)
  before
  extraordinary
  loss and
 cumulative
  effect of
  change in
 accounting
 principle... $  0.72 $  0.61   $  0.47   $  0.38     $   0.39       $  (0.13)      $  (0.15)      $   0.74     $  0.17   $  0.31
Extraordinary
  loss, net
  of income
taxes(2)...      --     (0.05)       --        --           --             --             --             --          --        --
Cumulative
  effect of
  change in
 accounting
 principle(3)...      --    0.04      --       --           --             --             --             --          --        --
            -------   -------   -------   -------      -------        -------        -------        -------     -------   -------
Net income
  (loss)
  per
  share.... $  0.72   $  0.60   $  0.47   $  0.38     $   0.39       $  (0.13)      $  (0.15)      $   0.74     $  0.17   $  0.31
            =======   =======   =======   =======      =======        =======        =======        =======     =======   =======
Weighted
  average
  number of
  common
  shares
  and
equivalents
outstanding...   2,250   2,900    3,842     3,741        3,771          3,666          3,666          3,777       3,765     3,940
BALANCE
  SHEET
  DATA(4):
Working
 capital... $ 5,714   $21,146   $30,307   $25,719     $ 29,496       $ 25,454       $ 25,454       $ 30,609     $23,561   $35,906
Total
  assets...  25,559    38,528    51,943    59,458       50,214         49,081         49,081         58,090      63,976    83,152
Total
  long-term
  debt
 (including
  current
  maturities)...  12,211   9,548  21,717   25,123       19,794         20,946         20,946         23,130      24,547    36,432
Total
shareholders'
  equity...   6,047    21,594    22,627    24,059       24,106         23,569         23,569         26,375      24,228    28,305

---------------
(1) Effective December 31, 1995, the Company changed its fiscal year end from June 30 to December 31.

(2) During Fiscal 1993, the Company retired all outstanding 13.25% subordinated debentures originally due 2005 resulting in an extraordinary loss of $148,400, or $0.05 per share, net of related income taxes of $76,448.

(3) Effective July 1, 1992, the Company changed its method of accounting for income taxes to conform with FAS 109. The cumulative effect of this change in accounting principle was to increase net income by $134,000, or $0.04 per share.


(4) As of June 30, 1997, as adjusted to reflect the sale of 1,370,000 shares offered hereby at an assumed offering price of $16.63 per share and the application of the estimated net proceeds therefrom, working capital would have been $47,669,000, total assets would have been $83,152,000, long-term debt (including current maturities) would have been $15,388,000 and total shareholders' equity would have been $49,349,000.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     The Company is the successor to the business of The Wm. Brooks Shoe Company, a company established in 1932 by William Brooks, who was later joined by F. M. Brooks, the grandfather of the Company's current Chairman, President and Chief Executive Officer, Mike Brooks. The business was sold in 1959 to a company headquartered in Lancaster, Ohio. John W. Brooks, the father of Mike Brooks, remained as an employee of the business when it was sold. In 1975, John
W. Brooks formed John W. Brooks, Inc. (later known as Rocky Shoes & Boots Co. ("Rocky Co.")) as an Ohio corporation, reacquired the Nelsonville, Ohio operating assets of the original company and moved the business' principal executive offices back to Nelsonville, Ohio. In 1993, the Company, Rocky Co., Lifestyle and Five Star were parties to a reorganization, and in 1996, Rocky Co. was merged with and into the Company, resulting in the Company's present corporate structure.

     Following completion of the Company's initial public offering in 1993, the Company began to convert all of its factories to a modular "Team Pass-Through" manufacturing system. This system substantially increased total manufacturing capacity and operating efficiencies. The Company's gross margin, as a percentage of net sales, was 18.2%, 19.7%, 18.3% and 24.7% for Fiscal 1994, Fiscal 1995,
the twelve months ended December 31, 1995 and Fiscal 1996, respectively. Additional facility expansion and higher utilization of the factories during 1997 contributed to a gross margin of 27.9% for the six months ended June 30, 1997.

     Most of the Company's footwear is manufactured in the Company's facilities located in Nelsonville, Ohio, the Dominican Republic and Puerto Rico. The Company purchases raw materials from a number of domestic and foreign sources. The principal raw materials used in the production of the Company's footwear, in terms of dollar value, are leather, GORE-TEX waterproof fabric, CORDURA nylon fabric and soling materials. The Company's footwear is distributed nationwide and in Canada from the Company's warehouse located in Nelsonville, Ohio. The Company stores finished goods in the warehouse until they are used to fill an order. If the product ordered is in inventory, it can be shipped to customers within one week of the order; however, a majority of the Company's orders for rugged outdoor footwear are placed in January through April for delivery in July through October.

     In the past, the Company has benefited from a relatively low effective tax rate. The Company receives favorable tax treatment on income earned by its subsidiary in Puerto Rico and benefits from local tax abatements available to such subsidiary. During the fourth quarter of Fiscal 1996, the Company elected to repatriate future earnings of its subsidiary in the Dominican Republic. The repatriation of earnings from its subsidiary in the Dominican Republic is subject to federal income tax, but is exempt from state and local taxation. Accordingly, the Company will have a higher effective tax rate in the future.

RESULTS OF OPERATIONS

     The following table sets forth the percentage relationship to net sales of certain statement of operations data for the periods indicated.

                               FISCAL YEARS         SIX MONTHS
                                   ENDED               ENDED        TWELVE MONTHS    FISCAL YEAR      SIX MONTHS
                                 JUNE 30,          DECEMBER 31,         ENDED           ENDED       ENDED JUNE 30,
                              ---------------     ---------------    DECEMBER 31,    DECEMBER 31,   ---------------
                              1994      1995      1994      1995         1995            1996       1996      1997
                              -----     -----     -----     -----   --------------   ------------   -----     -----
Net sales...................  100.0%    100.0%    100.0%    100.0%       100.0%          100.0%     100.0%    100.0%
Cost of goods sold..........   81.8      80.3      78.2      80.0         81.7            75.3       71.7      72.1
                              -----     -----     -----     -----        -----           -----      -----     -----
Gross margin................   18.2      19.7      21.8      20.0         18.3            24.7       28.3      27.9
Selling, general and
  administrative expenses...   12.9      14.3      13.2      19.0         17.5            16.9       21.8      19.6
                              -----     -----     -----     -----        -----           -----      -----     -----
Income from operations......    5.3%      5.4%      8.6%      1.0%         0.8%            7.8%       6.5%      8.3%
                              =====     =====     =====     =====        =====           =====      =====     =====

  Six Months Ended June 30, 1997 Compared to the Six Months Ended June 30, 1996


     Net Sales. Net sales increased $8,818,048, or 34.6%, to $34,268,258 for the six months ended June 30, 1997, from $25,450,210 for the same period in 1996. The increase in net sales was primarily attributable to increased sales of rugged outdoor and handsewn casual footwear to the Company's expanding customer base. During the six months ended June 30, 1997, the Company added 278 new accounts, which represents a 20% annualized increase. The Company continues to benefit from diversification of its customer base with sales to additional new accounts. Average selling prices were approximately 3.0% higher for the six months ended June 30, 1997, compared to the same period in 1996 across the Company's product categories.


     Gross Margin. Gross margin increased $2,368,254, or 32.9%, to $9,558,148 for the six months ended June 30, 1997, from $7,189,894 for the same period in 1996. As a percentage of net sales, gross margin was 27.9% for the six months ended June 30, 1997, versus 28.3% for the same period in 1996. The Company benefited from increased selling prices and leveraging of manufacturing overhead from increased production in all three of the Company's manufacturing facilities partially offset by increased sales to customers who received volume discounts during the first half of 1997.

     Selling, General and Administrative Expenses. Selling, general and administrative ("SG&A") expenses increased $1,169,174, or 21.1%, to $6,718,144 for the six months ended June 30, 1997, from $5,548,970 for the same period in 1996. The increase in SG&A expenses was primarily due to increased sales commissions and selling and administrative salaries. As a percentage of net sales, SG&A expenses were 19.6% for the six months ended June 30, 1997, versus 21.9% for the same period in 1996. This decrease was due to increased sales volume with no increase in the fixed cost component of SG&A expenses.

     The Company plans to increase its advertising expenses during the remainder of 1997 to support new product introductions and increased market penetration of its ROCKY brand products. In July 1997, the Company began advertising on selected cable television shows aimed at audiences that share the demographic profile of the Company's typical customers. While SG&A expenses may increase in absolute dollars during the remainder of 1997, the Company does not anticipate that SG&A expenses will increase as a percentage of net sales in fiscal 1997 compared with Fiscal 1996. See "Risk Factors -- Risks Associated with Forward Looking Statements."

     Interest Expense. Interest expense increased $363,292, or 48.9%, to $1,106,298 for the six months ended June 30, 1997, from $743,006 for the same period in 1996. Interest expense increased due to additional borrowings and higher rates on the Line of Credit which is used to fund working capital needs to support increased sales.

     Income Taxes. Income taxes increased $321,710, or 163.5%, to $518,502 for the six months ended June 30, 1997, from $196,792 for the same period in 1996. The Company's effective tax rate was 30.1% for the six months ended June 30, 1997, versus 23.0% for the same period in 1996. The Company's relatively low effective tax rates result from favorable tax treatment afforded from income earned by the Company's subsidiary in Puerto Rico and local tax abatements available to such subsidiary. The Company began to provide for income taxes on earnings from its subsidiary in the Dominican Republic during the fourth quarter of 1996. This accounts for the higher effective tax rate for the six months ended June 30, 1997, versus the same period in 1996. The Company's earnings in the Dominican Republic are subject to federal income tax, but are exempt from state and local taxation.

  Fiscal 1996 Compared to Twelve Months Ended December 31, 1995

     Net Sales. Net sales for Fiscal 1996 rose $12,764,160, or 21.1%, to $73,147,821 from $60,383,661 for 1995. The Company's sales of rugged outdoor footwear increased 15.9%, sales of occupational footwear increased 15.0% and sales in the factory outlet store increased 17.0%. Additionally, net sales increased in Fiscal 1996 from further diversification of the customer base, which included increased penetration in certain geographic markets, the addition of many smaller customers and substantial re-orders. The Company also began selling through new retail sales channels which include regional and national department stores. Average selling prices were approximately 3.0% higher in Fiscal 1996 than 1995 across the Company's product categories.

     Gross Margin. The Company's gross margin increased $6,995,405, or 63.3%, to $18,044,243 for Fiscal 1996, from $11,048,838 for the same period in 1995. As a percentage of net sales, gross margin rose to 24.7% for Fiscal 1996, versus 18.3% for the same period in 1995. The increase in gross margin was due to improved factory utilization in all of the Company's manufacturing facilities as a result of increased new orders and re-orders by a growing number of customers. In addition, increased sales of ROCKY brand handsewn casual footwear contributed to the improved gross margin for Fiscal 1996.

     SG&A Expenses. SG&A expenses increased $1,762,695, or 16.7%, to $12,332,519 for Fiscal 1996, from $10,569,824 in 1995. As a percentage of net sales, SG&A expenses declined to 16.9% in Fiscal 1996, from 17.5% in 1995. The decrease as a percentage of net sales was due to increased sales volume with no increase in the fixed cost component of SG&A expenses combined with a decrease in advertising expenses. In 1995, the Company implemented specific marketing initiatives, including increased advertising and additional sales personnel. The impact of such initiatives resulted in greater sales volumes in Fiscal 1996 with minimal additional costs.

     Interest Expense. Interest expense increased $3,187, or 0.2%, to $2,103,556 for Fiscal 1996, from $2,100,369 in 1995. Interest expense remained relatively constant due to improved cash flow in Fiscal 1996, similar average balances outstanding on the Line of Credit, and generally stable interest rates during Fiscal 1996 and 1995.

     Income Taxes. Income taxes for Fiscal 1996 were $918,154, versus a benefit of $988,395 in 1995. The Company's relatively low effective tax rate of 24.7% for Fiscal 1996 resulted from favorable income tax treatment afforded under the Internal Revenue Code for income earned by the Company's subsidiary in Puerto Rico and local tax abatements available to such subsidiary. In addition, during the first three quarters of 1996, the Company provided no income taxes on the earnings of its Dominican Republic subsidiary as the Company intended to reinvest such earnings in that subsidiary on a long-term basis. In the fourth quarter of 1996, the Company determined that it would repatriate future earnings from its subsidiary in the Dominican Republic and, accordingly, began to provide appropriate income taxes on such earnings. In future years, the Company will pay a higher effective tax rate, since the repatriation of earnings from its subsidiary in the Dominican Republic is subject to federal income tax, but is exempt from state and local taxation.

     The high effective tax benefit rate in 1995 of 64.8% was due to the reasons cited for Fiscal 1996 and to losses incurred domestically for which a full tax benefit was obtained compared to earnings in its Puerto Rican and Dominican Republic subsidiaries for which the related tax effect was minimal.

  Transition Period Compared to the Six Month Period Ended December 31, 1994

     The Company's operations are seasonal in nature with sales of footwear generally higher in the summer and fall months (June through October) than the balance of the year. Because of this seasonality, results of the six month Transition Period should not be annualized and compared with the results of Fiscal 1996, Fiscal 1995 and Fiscal 1994.

     Net Sales. Net sales increased $156,834, or 0.4%, to $36,123,862 for the Transition Period, from $35,967,028 for the same period in 1994. The Company's sales of rugged outdoor footwear increased 8.5%, sales of occupational footwear increased 5.1% and sales in the factory outlet store increased 20.4%. This was offset by a decline in sales of handsewn casual footwear of 73.7% as a result of the discontinuation of private label sales to a major customer. Average selling prices were approximately 3.0% higher in the Transition Period versus the same period in 1994 across the Company's product categories.

     Gross Margin. The Company's gross margin declined $595,652, or 7.6%, to $7,237,307 in the Transition Period, from $7,832,959 for the same period in 1994. As a percentage of net sales, gross margin declined to 20.0% in the Transition Period from 21.8% in the same period in 1994. The decline was due to lower absorption of the Company's fixed component of manufacturing overhead. Due to limited sales growth and a desire to lower the Company's inventory, the Company significantly reduced its production schedules in all three of its manufacturing facilities during the latter part of 1995. This strategy negatively affected operating results in the Transition Period.

     SG&A Expenses. SG&A expenses increased $2,107,638, or 44.3%, to $6,863,623, for the Transition Period, from $4,755,985 for the same period in 1994. As a percentage of net sales, SG&A expenses were 19.0% for the Transition Period, versus 13.2% for the same period in 1994. The increased expense was primarily a result of increased advertising expense as well as increased sales management salaries and, to a lesser extent, increased professional fees due to its change of fiscal year. Experiencing a weak retail environment for most of 1995, the Company elected to increase its advertising budget substantially during the Transition Period in an effort to maintain market share. The Company also increased the number of its exclusive sales representatives in an effort to secure sales growth in 1996. As a percentage of net sales, these expenses increased substantially due to the expenditures for increased advertising and additional sales and marketing personnel in advance of higher expected sales which did not occur during the Transition Period.

     Interest Expense. Interest expense decreased $6,580, or 0.5%, to $1,211,646 for the Transition Period, from $1,218,226 for the same period in 1994. The Company's outstanding balances and interest rates were relatively the same in the Transition Period as in the similar period in 1994.


     Income Taxes. Income taxes for the Transition Period resulted in a net benefit of $333,185, compared to an expense of $458,770 for the same period in 1994. The Company's effective tax benefit rate was 40.5% for the Transition Period, versus an effective tax rate of 23.7% for the same period in 1994. The change in the effective tax rate was due to nearly break-even operations for the Company's subsidiaries in Puerto Rico and the Dominican Republic and a loss from domestic operations during the Transition Period. A larger portion of the Company's income was earned by the subsidiaries in Puerto Rico and the Dominican Republic for the same period in 1994, for which minimal or no income taxes were recorded based on the Company's intent to reinvest such earnings on a long term basis.


  Fiscal 1995 Compared to Fiscal 1994

     Net Sales. Net sales for Fiscal 1995 increased $7,332,061, or 13.9%, to $60,226,827 from $52,894,766 for Fiscal 1994. Net sales growth was primarily attributable to 21.8% and 6.2% sales increases in rugged outdoor footwear and occupational footwear, respectively. This sales growth was due in part to the addition of over 350 new customer accounts in Fiscal 1995, as well as a 3.0% increase in the average selling prices over Fiscal 1994. The Company's factory outlet store was expanded and sales increased 76.2% over Fiscal 1994. Net sales for Fiscal 1995 included $4,319,041 of sales of private label handsewn casual footwear to The Rockport Company. The Company discontinued all Rockport production late in Fiscal 1995.

     Gross Margin. Gross margin rose $2,236,704, or 23.2%, to $11,860,451 in Fiscal 1995, from $9,623,747 for Fiscal 1994. As a percentage of net sales, gross margin was 19.7% in Fiscal 1995, versus 18.2% in Fiscal 1994. The increase was primarily attributable to higher selling prices as well as lower direct labor costs per pair resulting from the full implementation of a modular "Team Pass-Through" manufacturing system which gives the Company greater flexibility in increasing or decreasing production due to sales needs. In addition, the Fiscal 1994 gross margin was negatively impacted by the production shut down and training associated with the conversion to the modular manufacturing system. The labor efficiencies were offset by higher manufacturing overhead rates due to a decrease in the Company's production schedule in the last six months of Fiscal 1995 to reduce inventory levels as a result of lower than expected sales volumes. Sales volumes were lower than expected due, however, to the unusually warm weather conditions in November and December of 1993 which slowed retail sales of cold weather footwear and resulted in higher inventory levels.

     SG&A Expenses. SG&A expenses increased $1,814,949, or 26.6%, to $8,629,172 for Fiscal 1995, from $6,814,223 for Fiscal 1994. SG&A expenses as a percentage of net sales were 14.3% in Fiscal 1995, versus 12.9% for Fiscal 1994. The increased expense was due primarily to increased advertising expense. As a percentage of net sales, SG&A expenses increased from Fiscal 1994 due to lower sales volumes as discussed above.

     Interest Expense. Interest expense increased $1,220,477, or 138.0%, to $2,104,787 for Fiscal 1995, from $884,310 for Fiscal 1994. The increase in interest expense was a result of increased borrowings under and rates of interest on the Line of Credit to support increased inventory balances during the year as well as increased borrowings for significant fixed asset additions made in Fiscal 1995 and Fiscal 1994.

     Income Taxes. Income taxes decreased $499,567 to an income tax benefit of $196,440 in Fiscal 1995 from an income tax expense of $303,127 for Fiscal 1994. Differences in the effective tax rates from the statutory rates were due to a significant amount of profits being generated from the Company's two subsidiaries with low or no income taxes.

SEASONALITY AND UNAUDITED QUARTERLY FINANCIAL INFORMATION

     The Company has historically experienced, and expects to continue to experience, significant seasonal fluctuations in the sale of its products. The Company's operating results have varied significantly in the past, and may vary significantly in the future, partly due to such seasonal fluctuations. A majority of the orders for rugged outdoor footwear are placed in January through April for delivery in July through October. To meet demand, the Company must manufacture its products throughout the year. Accordingly, average inventory levels have been highest during the second and third quarters of each calendar year, and sales have been highest in the last two quarters of each calendar year. The Company believes that sales of its products will continue to follow this seasonal cycle.

     The Company's quarterly results may fluctuate significantly as a result of such seasonality. Because of the potential quarterly fluctuations in the Company's revenue and operating results, results for any particular quarter may not be indicative of future quarterly or annual results.


                                                                        QUARTER ENDED
                                                     ---------------------------------------------------
                                                     MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,
                                                     ---------   --------   -------------   ------------
                                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
TWELVE MONTHS ENDED DECEMBER 31, 1995:
Net sales..........................................   $12,046    $ 12,214      $19,669        $ 16,455
Gross margin.......................................     2,652       1,181        5,080           2,136
Income (loss) from operations......................       681        (554)       1,799          (1,447)
Income (loss) before income taxes..................        91        (793)       1,165          (1,988)
Net income (loss)..................................        73        (119)         897          (1,388)
Net income (loss) per share........................   $  0.02    $  (0.03)     $  0.24        $  (0.38)
FISCAL YEAR ENDED DECEMBER 31, 1996:
Net sales..........................................   $10,261    $ 15,190      $23,898        $ 23,799
Gross margin.......................................     2,827       4,363        5,555           5,299
Income from operations.............................       210       1,430        2,299           1,773
Income (loss) before income taxes..................      (250)      1,106        1,638           1,230
Net income (loss)..................................      (200)        859        1,369             778
Net income (loss) per share........................   $ (0.05)   $   0.23      $  0.36        $   0.20
SIX MONTHS ENDED JUNE 30, 1997:
Net sales..........................................   $12,262    $ 22,006
Gross margin.......................................     3,277       6,281
Income from operations.............................       700       2,140
Income before income taxes.........................       250       1,475
Net income.........................................       189       1,017
Net income per share...............................   $  0.05    $   0.26

LIQUIDITY AND CAPITAL RESOURCES

     The Company has primarily funded its working capital requirements and capital expenditures through borrowings under its Line of Credit and other indebtedness. Working capital is used primarily to support changes in accounts receivable and inventory as a result of the Company's seasonal business cycle and business expansion. These requirements are generally lowest in January through March of each year and highest in April through September of each year. In addition, the Company requires financing for machinery, equipment and facility additions, as well as the introduction of new styles of footwear. At June 30, 1997, the Company had working capital of $35,906,276, versus $30,608,581 at December 31, 1996.

     The Line of Credit provides for advances based on a percentage of eligible accounts receivable and inventory with maximum borrowing limits and periodically adjusts to match the Company's seasonal requirements for working capital. The maximum dollar amount available under the Line of Credit is $42,000,000 until January 1, 1998, when the line decreases to $25,000,000. The maximum available under the Line of Credit increases to $42,000,000 on May 16, 1998. As of June 30, 1997, the Company had borrowed $30,465,000 against its available Line of Credit of $30,757,041 (based upon the level of eligible accounts receivable and inventory). Amounts outstanding under the Line of Credit bear interest at the lender's prime rate. The Line of Credit terminates on April 30, 1999.

     Cash paid for capital expenditures during the six months ended June 30, 1997 was $1,453,902. The Company anticipates capital expenditures for the next twelve months will be primarily for lasts, dies and patterns for new styles of footwear, retail in-store displays and replacement machinery and equipment. The Company has begun an approximate $750,000 expansion of its manufacturing facility in the Dominican Republic and, after the expansion is complete, believes it will have sufficient manufacturing capacity to handle additional production needs for the next twelve months. The Company anticipates that capital expenditures for the year ended December 31, 1997 will be approximately $3,000,000. The Company believes it will be able to finance such additions and meet operating expenditure requirements through December 31, 1998 through additional long-term borrowings, operating cash flows and from the net proceeds of this offering. See "Risk Factors -- Risks Associated with Forward Looking Statements."

INFLATION

     The Company cannot determine the precise effects of inflation; however, inflation continues to have an influence on the cost of raw materials, salaries and employee benefits. The Company attempts to minimize or offset the effects of inflation through increased selling prices, productivity improvements and cost reductions.

                                    BUSINESS

OVERVIEW

     The Company designs, develops, manufactures and markets premium quality rugged outdoor, occupational, and handsewn casual footwear under the ROCKY brand. The Company's products are designed to appeal to consumers seeking high performance, durable, quality footwear manufactured with premium materials such as GORE-TEX. The Company's footwear is sold by more than 2,600 retailers in the United States and Canada. The Company's largest customers include: Cabela's, Inc., Bass Pro Shops, Inc., and Dick's Clothing and Sporting Goods for rugged outdoor footwear; Fecheimer Brothers Uniforms, Inc. and R & R Uniform, Inc. for occupational footwear; and J.C. Penney Company, Inc. for handsewn casual footwear.

STRATEGY

     The Company's objective is to increase sales within its core product categories and markets and to leverage the ROCKY brand into new market segments with products that emphasize the reputation of the Company's footwear for quality, comfort and durability. Key elements of the Company's strategy are as follows:

     Maintain Innovation and Quality. Innovation and quality are hallmarks of the ROCKY brand. The Company believes it has developed a competitive advantage through its ability to produce high quality footwear incorporating premium materials such as GORE-TEX. The Company continually strives to develop new products and to introduce innovations in each of its footwear market segments. The Company stresses quality control at every stage of its manufacturing process. Each manufacturing facility is staffed with trained quality assurance personnel, and a portion of each manufacturing employee's compensation is based on the level of product quality of each employee's respective work group.

     Increase Awareness of the ROCKY Brand. The Company believes that its long-term reputation for quality has increased awareness of the ROCKY brand. To increase the strength of its brand, the Company has reformulated its advertising strategy by shifting its focus from the retail trade directly to the consumer. A key component of this new strategy includes advertising through cost-effective cable broadcasts aimed at audiences which share the demographic profile of the Company's typical customers. Similarly, the Company is shifting its national print advertising campaign to more consumer-oriented publications. Management believes that by directly targeting the consumer it can convey a broader and more consistent image of the ROCKY brand, thereby increasing demand for its products at higher retail prices.

     Leverage the ROCKY Brand. The Company believes that the ROCKY brand has become a recognizable and established brand name for quality-conscious consumers in the rugged outdoor and occupational segments of the men's footwear market. The Company intends to continue to leverage the ROCKY brand with a major emphasis on broadening its share of the handsewn casual market segment. The Company has discontinued private label manufacturing of handsewn casual footwear in favor of producing a line of ROCKY brand products in this market segment. Additionally, the Company licenses the ROCKY brand for use on certain complementary products, such as socks and hats, in an effort to expand brand recognition.


     Develop an Exclusive Rocky-Focused Sales Force. The Company has historically sold its footwear through manufacturers' representatives who carried ROCKY brand products as well as other non-competing products. In an effort to ensure full representation of its complete product line and consistent support of its customers, late in 1995, the Company began replacing its manufacturers' representatives with exclusive sales representatives who sell only ROCKY brand products. Currently, 60% of the Company's sales force is comprised of exclusive sales representatives. The Company's objective is for at least 90% of its sales force to be exclusive sales representatives.


     Capitalize on Manufacturing Process. The Company manufactures its products under a twin-plant concept by producing its labor intensive "upper portion" in its lower wage rate plants in the Dominican Republic and Puerto Rico and completing its footwear in Puerto Rico and Nelsonville, Ohio where it uses state-of-the-art bottoming techniques. The Company utilizes a modular "Team Pass-Through" manufacturing system in each of its manufacturing facilities. The Company believes that this system, which allows each person to perform a number of different tasks, is superior to a traditional assembly line approach, which requires each person to perform a single repetitive task. This system increases the number of pairs of footwear produced per square foot of manufacturing space, reduces work-in-process inventory and direct labor and improves the Company's production yields. In addition, the Company believes that its manufacturing process allows it to respond quickly to changes in product demand and consumer preferences.


     Expand Product Sourcing. The Company currently sources approximately 5% of its products in the Far East. The Company sources products to reach price points that it cannot obtain with products manufactured in its own facilities. A greater portion of the Company's products may be sourced in the future if the Company expands and reaches capacity in its manufacturing facilities. The Company employs a full-time quality assurance staff to inspect each shipment sourced in the Far East. All of the Company's sourced footwear is designed by the Company's design and engineering team.


PRODUCT LINES

     The Company's product lines consist of rugged outdoor, occupational and handsewn casual footwear. ROCKY brand products emphasize quality, patented materials, such as GORE-TEX waterproof breathable fabric, CORDURA nylon fabric, CAMBRELLE cushioned lining and THINSULATE thermal insulation. The following table summarizes the Company's product lines:


                                    RUGGED OUTDOOR                 OCCUPATIONAL                 HANDSEWN CASUAL
                              ---------------------------   ---------------------------   ---------------------------

 TARGET MARKET.............   Hunters and outdoorsmen       Law enforcement personnel,    Retail consumers of premium
                                                            security guards, postal       casual wear
                                                            workers, paramedics and
                                                            factory and construction
                                                            workers

 SUGGESTED RETAIL
  PRICE RANGE..............   $89-$239                      $69-$179                      $89-$149

 DISTRIBUTION
  CHANNELS.................   Sporting goods stores,        Retail uniform stores,        Independent retail stores,
                              outdoor specialty stores      mail order catalogs,          department store chains,
                              and                           specialty safety stores and   mail order catalogs and
                              mail order catalogs           independent retail stores     sporting goods stores

 COMPANY'S LEADING
  BRAND NAMES..............   BEAR CLAW,                    ELIMINATOR,                   TUFF TERRAINERS
                              SNOW STALKER,                 ROCKY 911 SERIES,             and OUTBACKS
                              SUPERSTALKERS and             ALPHA, CROSSTECH,
                              MOUNTAIN STALKERS             WORKSMART and
                                                            BEAR CLAW STEEL TOE


     Rugged Outdoor Footwear. Rugged outdoor footwear, which is the Company's largest product line in terms of total net sales, represented $42.3 million, or 57.8%, of Fiscal 1996 net sales. The Company's rugged outdoor footwear consists of all season sport/hunting boots that are typically waterproof and insulated. These products are designed to keep outdoorsmen comfortable in extreme conditions. Most of the Company's rugged outdoor footwear have outsoles which are designed to provide excellent cushioning and traction. Although Rocky's rugged outdoor footwear is regularly updated to incorporate new camouflage patterns, the Company believes its products in this category are relatively insensitive to changing fashion trends. For example, two of the Company's most popular current boot styles were introduced in 1984 and 1988, respectively.

     Occupational Footwear. Occupational footwear, which is the Company's second largest product line, represented $17.0 million, or 23.3%, of Fiscal 1996 net sales. All occupational footwear styles are designed to be comfortable, flexible, lightweight, slip resistant and durable and are typically worn by people who are required to spend a majority of their time at work on their feet. The Company recently began to incorporate Gore's

CROSSTECH fabric, which is resistant to blood born pathogens, into certain styles of its occupational footwear. Several of the Company's occupational footwear products are similar in design to certain of the Company's rugged outdoor footwear styles, except the Company's occupational footwear is primarily black in color and features innersole support systems. This product category includes work/steel toe footwear designed for industrial, construction and manufacturing workers who demand leather work boots that are durable, flexible and comfortable. Many companies require their workers to wear steel toe boots and often provide purchase programs for their employees' footwear needs.

     Handsewn Casual Footwear. Aggregate sales of the Company's handsewn casual footwear were $4.2 million in Fiscal 1996, accounting for 5.7% of net sales. The Company's handsewn casual products target the upscale segment of the market and include well-styled, comfortable leather shoes of a variety of constructions, including traditional handsewn. Most of the Company's footwear in this segment is waterproof and highly functional for outdoor activity. The Company has placed increased emphasis on expanding its market share within the casual segment by increasing the number of its product offerings and more directly targeting the retail consumer. The Company currently offers 20 styles of footwear within this market segment. Prior to Fiscal 1996, the Company manufactured handsewn casual products primarily on a private label basis. The Company, however, discontinued manufacturing on a private label basis in order to manufacture handsewn casual footwear exclusively under the ROCKY brand.

     Other. The Company manufactures and/or markets a variety of accessories, including GORE-TEX waterproof oversocks, GORE-TEX waterproof booties, innersole support systems, foot warmers, laces and foot powder. GORE-TEX waterproof oversocks are sold under the ROCKY brand and as private label products. Additionally, the Company periodically outsources excess manufacturing capacity for shoe uppers and bottoms to other shoe manufacturers. Aggregate sales of other products, including outsourcing, were $4.8 million in Fiscal 1996, representing 6.6% of net sales.

     Net Sales Composition. The following table indicates the percentage of net sales derived from each major product line and the factory outlet store for the periods indicated. Historical percentages may not be indicative of the Company's future product mix.

                                                                           TRANSITION
                                           FISCAL 1994     FISCAL 1995       PERIOD      FISCAL 1996
                                           ------------    ------------    ----------    ------------
    Rugged outdoor footwear.............        54.3%           57.6%          65.7%          57.8%
    Occupational footwear...............        25.8            24.0           20.9           23.3
    Handsewn casual footwear............        10.8             8.1            2.1            5.7
    Factory outlet store................         3.9             6.1            7.6            6.6
    Other...............................         5.2             4.2            3.7            6.6
                                              ------          ------       ----------       ------
                                               100.0%          100.0%         100.0%         100.0%
                                           ==========      ==========      ========      ==========

PRODUCT DESIGN AND DEVELOPMENT

     Product design and development are initiated both internally by the Company's development staff and externally by customers and suppliers. The Company's product development personnel, marketing personnel and sales representatives work closely to identify opportunities for new styles, camouflage patterns, design improvements and the incorporation of new materials. These opportunities are reported to the Company's development staff which oversees the development and testing of the new footwear. The Company also receives design and product innovation ideas from tradeshows and from its customers and suppliers who work with the Company to design footwear incorporating desired features or product innovations. The Company strives to develop products which respond to the changing needs and tastes of consumers under time constraints imposed by the market. As part of the design process, the Company maintains a computer aided design (CAD) system, which significantly shortens the development period for new footwear styles. Once the product design has been approved for production, a last (a reusable form utilized in the manufacture of footwear) is developed by the Company and then reproduced by a third-party supplier.

SALES, MARKETING AND ADVERTISING

     The Company has developed comprehensive marketing and advertising programs to gain national exposure for its ROCKY brand products in its targeted markets. By creating strong brand awareness, the Company seeks to increase the general level of retail prices for its products, expand its customer base and increase brand loyalty. The Company's footwear is sold by more than 2,600 retailers in the United States and Canada. The Company's largest customers include: Cabela's, Inc., Bass Pro Shops, Inc. and Dick's Clothing and Sporting Goods for rugged outdoor footwear; Fecheimer Brothers Uniforms, Inc. and R & R Uniforms, Inc. for occupational footwear; and J.C. Penney Company, Inc. for handsewn casual footwear. No single customer accounted for more than 10% of the Company's revenues in Fiscal 1996.


     The Company's sales and marketing personnel are responsible for developing and implementing all aspects of advertising and promotion of the Company's products. In addition, the Company maintains a network of 55 exclusive sales representatives and manufacturers' representatives, operating in 14 geographic territories, who sell the Company's products throughout the United States and in Canada. The Company has historically sold its products through manufacturers' representatives who carried ROCKY brand products as well as other non-competing products. In an effort to ensure full representation of its complete product line and consistent support of its customers, late in 1995, the Company began replacing its manufacturers' representatives with exclusive sales representatives who sell only ROCKY brand products. Currently, 60% of the Company's sales force is comprised of exclusive sales representatives. The Company's objective is for at least 90% of its sales force to be exclusive sales representatives. The Company also changed its sales and manufacturing representatives compensation program by setting performance goals based on sales growth, development of new accounts and increased penetration of existing accounts with new products. The Company's exclusive sales representatives and manufacturers' representatives are paid on a commission basis and are responsible for sales, service and follow-up.


     The Company advertises and promotes the ROCKY brand through a variety of methods, including product packaging, national print advertising and a telemarketing operation. In addition, the Company attends numerous tradeshows. The Company's marketing personnel have developed a product list, product catalog and dealer support system which includes attractive point-of-sale displays and co-op advertising programs. In the future, the Company plans to attend a greater number of tradeshows, which have historically been an important source of new orders, in response to increasing demand and favorable results received from attending such shows.


     The Company believes that its long-term reputation for quality has increased awareness of the ROCKY brand. To further increase the strength of its brand, the Company has reformulated its advertising strategy by shifting its focus from the retail trade directly to the consumer. A key component of this new strategy includes advertising through cost-effective cable broadcasts aimed at audiences which share the demographic profile of the Company's typical customers. Similarly, the Company is shifting its national print advertising campaign to more consumer-oriented publications. The Company places full page advertisements in a number of magazines and other publications having national and international circulations, including Sports Afield, Field & Stream, North American Hunter, Outdoor Life, North American Fisherman, Police and Security News, Rescue and Law and Order. The artwork in this Prospectus represents actual advertisements of the Company which have appeared in the aforementioned magazines. Such advertisements are included for illustration purposes only, and all statements made in such advertisements are qualified in their entirety by the information set forth elsewhere in this Prospectus. The Company's print advertisements and television commercials emphasize the waterproof nature of the Company's footwear as well as its high quality, comfort, functionality and durability. Management believes that by directly targeting the consumer it can create a more recognizable, consistent image of the ROCKY brand, thereby increasing demand for its products at higher retail prices.


     All of the Company's advertisements include a toll free number for consumers to inquire about the Company's products and to locate their nearest retailer. The Company's national telemarketing operation is a "store-locator" system. A potential customer calls into the telemarketing center where trained telemarketing representatives, who are familiar with all styles of ROCKY footwear, respond to questions and refer the caller to one to three retailers in or near the caller's area according to ZIP code. The telemarketing representative records the name, address and telephone number of the caller, and a letter is sent to the potential customer thanking him or her for the inquiry, again identifying the nearby retailers and inviting the caller to visit the stores to try on a pair of ROCKY shoes or boots. An additional letter is sent to each of the retailers who were recommended to the caller, providing the retailers with the name, address and telephone number of the caller and requesting that their staff contact the potential customer and personally invite them to the store to shop for ROCKY footwear. A ROCKY postcard is provided for the retailer's convenience. A similar process is used with reader service cards placed in various publications which advertise the Company's products.

MANUFACTURING AND SOURCING

     The Company manufactures its products under a twin-plant concept by producing the labor intensive "upper portions" in its lower wage rate plants in the Dominican Republic and Puerto Rico and completing its footwear in Puerto Rico and Nelsonville, Ohio where it uses state-of-the-art bottoming techniques. The Company utilizes a modular "Team Pass-Through" manufacturing system in each of its manufacturing facilities. The Company believes that this system, which allows each person to perform a number of different tasks, is superior to a traditional assembly line approach, which requires each person to perform a single repetitive task. This system increases the number of pairs of footwear produced per square foot of manufacturing space, reduces work-in-process inventory and direct labor and improves the Company's production yields. In addition, the Company believes that its manufacturing process allows it to respond quickly to changes in product demand and consumer preferences.

     Quality control is stressed at every stage of the manufacturing process and is monitored by trained quality assurance personnel at each of the Company's manufacturing facilities. Every pair of ROCKY footwear, or its component parts, produced at the Company's facilities is inspected at least five times during the manufacturing process with some styles inspected up to nine times. Every GORE-TEX waterproof bootie liner is individually tested by filling it with compressed air and submerging it in water to verify that it is waterproof. Quality control personnel at the Nelsonville, Ohio warehouse conduct quality control testing on incoming sourced finished goods and raw materials and inspect random samples from the finished goods inventory from each of the Company's manufacturing facilities to ensure that all items meet the Company's high quality standards. A portion of each manufacturing employee's compensation is based on the level of product quality of each employee's respective work group.


     Most of the Company's footwear is produced in its own facilities in Nelsonville, Ohio, the Dominican Republic and Puerto Rico. The Company sources some footwear from manufacturers in the Far East, primarily China, which has historically accounted for approximately 5% of its products. A greater portion of the Company's products may be sourced in the future if the Company expands and reaches capacity in its manufacturing facilities. The Company sources products to reach price points that it cannot obtain with products manufactured in its own facilities. The Company will source products from outside facilities only if the Company believes that these facilities will maintain the high quality that has become associated with ROCKY brand footwear. All product sourcing is planned and implemented under the direction and supervision of the Company's Director of Sourcing.


     Compliance with federal, state and local regulations with respect to the environment has not had, nor does the Company expect it to have, any material effect on the earnings, manufacturing process, capital expenditures or competitive position of the Company.

SUPPLIERS

     The Company purchases raw materials from a number of domestic and foreign sources. The Company does not have any long-term supply contracts for the purchase of its raw materials, except for limited blanket orders on leather to protect the Company's wholesale selling prices for an extended period of time. The principal raw materials used in the production of the Company's footwear, in terms of dollar value, are leather, GORE-TEX waterproof fabric, CORDURA nylon fabric and soling materials. The Company believes that these materials will continue to be available from its current suppliers, and that, with the exception of GORE-TEX waterproof fabric, there are acceptable present alternatives to these suppliers and materials.

     GORE-TEX waterproof fabric is purchased under license directly from W. L. Gore & Associates, Inc. A majority of the Company's footwear incorporates GORE-TEX waterproof fabric. The Company, which has been a customer of Gore since 1980, was the first footwear manufacturer licensed by Gore to manufacture, promote, sell and distribute footwear worldwide using GORE-TEX waterproof fabric. The Company is currently one of the largest customers of GORE-TEX waterproof fabric for footwear. Although other waterproofing techniques or materials are available, the Company places a high value on its GORE-TEX license because the GORE-TEX trade name has high brand name recognition and the GORE-TEX waterproof fabric used in the manufacture of ROCKY footwear has a reputation for quality and proven performance.


     Under the Company's licensing agreement with Gore, a prototype or sample of each style of shoe or boot designed and produced by the Company that incorporates GORE-TEX waterproof fabric must be tested and approved by Gore before the Company is permitted to manufacture or sell commercial quantities of that style of footwear. Gore's testing involves immersing the Company's footwear prototype for days in a water exclusion tester and flexing the prototype 500,000 times, simulating a 500-mile march through several inches of water. The prototype is then placed in a sweat absorption and transmission tester to measure "breathability," which is the amount of perspiration that can escape from the footwear.

     All of the Company's GORE-TEX footwear is guaranteed to be waterproof for one year from the date of purchase. When a customer claims that a product is not waterproof, the product is returned to the Nelsonville, Ohio manufacturing facility for further testing. If the product fails this testing process, it is either replaced or credit is given, at the customer's discretion. The Company believes that, historically, the claims associated with this guarantee have been consistent with guarantee claims in the footwear industry.

SEASONALITY AND WEATHER


     The Company has historically experienced significant seasonal fluctuations in the sale of its rugged outdoor footwear. A majority of orders for the Company's rugged outdoor footwear are placed in January through April for delivery in July through October. In order to meet demand, the Company must manufacture its rugged outdoor footwear year round to be in a position to ship advance orders during the last two quarters of each calendar year. Accordingly, average inventory levels have been highest during the second and third quarters of each calendar year and sales have been highest in the last two quarters of each calendar year. Because of seasonal fluctuations, there can be no assurance that the results for any particular interim period will be indicative of results for the full year or for future interim periods.


     Many of the Company's products, particularly its rugged outdoor footwear line, are used by consumers in cold or wet weather. Mild or dry weather can have a material adverse effect on sales of the Company's products, particularly if mild or dry weather conditions occur in broad geographical areas during late fall or early winter. Also, due to variations in weather conditions from year to year, results for any single quarter or year may not be indicative of results for any future quarter or year. Due to extremely cold winters in certain areas of the United States during the last two winter seasons, the Company believes its customers sold a significant portion of their inventory to retail consumers.


     Footwear retailers in general have begun placing orders closer to the selling season. This increases the Company's business risk because it must produce and carry inventories for relatively longer periods. In addition, the later placement of orders may change the historical pattern of orders and sales and increase the seasonal fluctuations in the Company's business. There can be no assurance that the results for any particular interim period or year will be indicative of results for the full year or for any future interim period or year.


BACKLOG

     At June 30, 1997 and June 30, 1996, the Company had unfilled orders from its customers in the amount of approximately $32.2 million and $25.3 million, respectively. By comparison, at December 31, 1996, backlog was $3.8 million. Because a majority of the Company's orders are placed in January through April for delivery in July through October, the Company's backlog is lowest during the October through December period and peaks during the April through June period. Factors other than seasonality could have a significant impact on the

Company's backlog and, therefore, the Company's backlog at any one point in time may not be indicative of future results. Generally, orders may be canceled by customers prior to shipment without penalty.

PATENTS, TRADEMARKS AND TRADE NAMES

     The Company owns eleven United States patents for shoe upper designs. The Company has six other United States design patent applications for shoe uppers that have been allowed, but for which patents have not yet been issued. The Company has four additional United States design patent applications pending for shoe soles and a shoe upper. The Company is not aware of any infringement of its patents or that it is infringing any patents owned by third parties.

     The Company owns United States federal registrations for its marks ROCKY, ROCKY BOOTS (which claims a ram's head Design as part of the mark), CORNSTALKERS, COME WALK WITH U.S. and Design, ROCKY 911 SERIES and Design, SNOW STALKER, 4 WAY STOP and Design, BEAR CLAW and STALKERS. Additional mark variations for ROCKY BOOTS and Design (which claims a ram's head Design as part of the mark), ROCKY and Design for cigars, and SINCE 1932 ROCKY - ROCKY SHOES & BOOTS INC. plus a detailed full ram Design are the subject of pending United States federal applications for registration. In addition, the Company uses and has common law rights in the marks ROCKY MOUNTAIN STALKERS, ROCKY BEAR CLAW SERIES and other ROCKY marks. During 1994, the Company began to increase distribution of its goods in several countries, including countries in Western Europe, Canada and Japan. The Company has applied for trademark registration of its ROCKY mark in a number of foreign countries.

     The Company also uses in its advertising and in other documents the following trademarks owned by corporations other than the Company: GORE-TEX and CROSSTECH are registered trademarks of W.L. Gore & Associates, Inc.; CORDURA is a registered trademark of E.I. DuPont de Nemours and Company; THINSULATE is a registered trademark of Minnesota Mining and Manufacturing Company; and CAMBRELLE is a trademark of Koppers Industries, Inc. The Company is not aware of any material conflicts concerning its marks or its use of marks owned by other corporations.

COMPETITION


     The Company operates in a very competitive environment. Product function, design, comfort, quality, technological improvements, brand awareness, timeliness of product delivery and pricing are all important elements of competition in the markets for the Company's footwear. The Company believes that, based on these factors, it competes favorably in its rugged outdoor footwear and occupational footwear market niches. Many of the Company's competitors have greater financial, distribution and marketing resources than the Company. The Company has at least five major competitors in each of its markets. All of these competitors have strong brand name recognition in the markets that they serve.


     The footwear industry is subject to rapid changes in consumer preferences. The Company's handsewn casual product line and certain styles within its rugged outdoor and occupational product lines are susceptible to fashion trends. Therefore, the success of these products and styles are more dependent on the Company's ability to anticipate and respond to changing fashion trends and consumer demands within its niche market in a timely manner. The Company's inability or failure to do so could adversely affect consumer acceptance of these product lines and styles and could have a material adverse effect on the Company's business, financial condition and results of operations.

EMPLOYEES


     At June 30, 1997, the Company had approximately 1,670 full-time employees and 25 part-time employees. Approximately 1,250 of these full-time employees are in the Dominican Republic and Puerto Rico, including approximately 1,070 in production and the balance in managerial and administrative positions. The production employees at the Nelsonville, Ohio facility are represented by the Amalgamated Clothing and Textile Workers Union. The current collective bargaining agreement between the Company and the union was reached in May 1996 and will expire in May 1998. The Company believes the agreement is consistent with other contracts in the footwear industry. Management considers its relations with all of its employees, both union and non-union, to be good.

PROPERTIES

     The Company's executive offices and factory outlet store are located in Nelsonville, Ohio in a two-story 25,000 square foot building, subject to a mortgage, adjacent to the Company's Nelsonville manufacturing facility. The first floor of this building, which consists of approximately 12,500 square feet, houses the Company's factory outlet store which was opened in late 1994. The second floor houses the Company's executive offices. The Company also owns a 5,000 square foot building, in Nelsonville, Ohio, subject to a mortgage, which is used to house administrative staff.

     The Company owns a 98,000 square foot distribution warehouse in Nelsonville, Ohio, subject to a mortgage. This warehouse receives and stores raw materials for all of the Company's manufacturing facilities and stores and distributes finished goods to customers throughout the United States and Canada. Additionally, under a two-year lease entered into in January 1997, the Company leases 18,000 square feet of warehouse space in Logan, Ohio, which it uses to store raw materials and finished goods.

     The Company leases a 41,000 square foot manufacturing facility in Nelsonville, Ohio, from the William Brooks Real Estate Company, an entity owned by certain members of the Brooks family, including Mike Brooks and Barbara Brooks Fuller, who are also executive officers and directors of the Company. The lease expires in February 2002 and is renewable for one five-year term.

     Lifestyle leases a 20,500 square foot manufacturing facility and a 22,700 square foot manufacturing facility and warehouse in Puerto Rico from the Puerto Rico Industrial Development Company under net noncancellable operating leases, one of which expires in 1998 and one of which expires in 2002. These leases will automatically renew for additional ten-year periods unless otherwise terminated.

     Five Star's manufacturing facility, consisting of three connected buildings, is located in a tax-free trade zone in the Dominican Republic. Five Star leases this 82,600 square foot facility from the Dominican Republic Corporation for Industrial Development under a Consolidation of Lease Contract, dated as of December 13, 1993. The term of the Consolidation of Lease Contract expires on February 1, 2003. To increase capacity, the Company is currently building a 32,000 square foot addition to this facility.

LEGAL PROCEEDINGS

     The Company is, from time to time, a party to litigation which arises in the normal course of its business. Although the ultimate resolution of pending proceedings cannot be determined, in the opinion of management, the resolution thereof in the aggregate will not have a material adverse effect on the Company's financial position, results of operations or liquidity.

                                   MANAGEMENT
EXECUTIVE OFFICERS AND DIRECTORS

     The executive officers and directors of the Company are as follows:

                                                                                      TERM AS
                                                                                      DIRECTOR
           NAME              AGE                      POSITION                        EXPIRES
---------------------------  ---   ----------------------------------------------- --------------
Mike Brooks................  51    Chairman of the Board, President, Chief              1999
                                   Executive Officer and Director
David Fraedrich............  48    Chief Financial Officer, Executive Vice              1998
                                   President, Treasurer and Director
William S. Moore...........  46    Senior Vice President -- Sales and Marketing       --
Allen Sheets...............  50    Senior Vice President -- Manufacturing and         --
                                   Operations
Barbara Brooks Fuller......  53    Vice President -- Retail Sales and Director          1998
Curtis A. Loveland.........  50    Secretary and Director                               1998
Leonard L. Brown...........  67    Director                                             1998
Stanley I. Kravetz.........  64    Director                                             1999
James L. Stewart...........  63    Director                                             1999
Robert D. Stix.............  69    Director                                             1999

     The Company's Board of Directors is divided into two classes of four directors each. At each annual meeting of shareholders, directors constituting one class are elected for a two-year term.


     Mike Brooks has served as President of the Company since 1984 and as Chief Executive Officer and Chairman of the Board since 1992. Mr. Brooks also has served as President since November 1988 and as Chairman and Chief Executive Officer since December 1992 of Lifestyle and as President since March 1987, Chairman since August 1991 and Chief Executive Officer since December 1992 of Five Star. Mr. Brooks is a pattern engineering and shoe design graduate of the Ars Satoria in Milan, Italy. After employment with U.S. Shoe Corporation ("U.S. Shoe") and various tanning companies, Mr. Brooks returned to the family shoe business in Nelsonville, Ohio in 1975, serving first as Manager of Product Development and a national salesman and then President. He has been a director of Footwear Industries of America since April 1986 and currently serves as the Chairman of the Board. He is the brother of Barbara Brooks Fuller.



     David Fraedrich has served as a director and as Chief Financial Officer, Executive Vice President and Treasurer of the Company since 1992. Mr. Fraedrich joined the Company's predecessor in 1971 and served in various positions, assuming executive officer responsibilities in July 1975. Mr. Fraedrich has also served as an executive officer of Lifestyle and Five Star since November 1988 and March 1987, respectively, and currently serves as Executive Vice President, Chief Financial Officer and Treasurer of each of these corporations.


     William S. Moore joined the Company as Vice President -- Sales and Marketing in September 1995 and was appointed Senior Vice President -- Sales and Marketing in August 1996. Prior to that time, Mr. Moore had been employed by the Norcross Companies, Inc. ("Norcross") and its subsidiaries since 1988. He started as Vice President of Sales of Servus Footwear ("Servus Footwear"), a subsidiary of Norcross, in August 1988. In September 1989, Mr. Moore became the Vice President of Sales for the Fire and Industrial Division of Servus Footwear. In January 1991, he was appointed Vice President of Sales for the Consumer, Fire and Industrial Division of Norcross. In January 1993, Mr. Moore became the Group Vice President of Sales for Norcross, and in January 1995, he was appointed Corporate Vice President of Sales for Norcross. When Norcross subsequently split into two companies, Norcross Footwear, Inc. and Norcross Safety Products, Inc. in June 1995, Mr. Moore became the Vice President of Sales for Norcross Safety Products, Inc.

     Allen Sheets has served as Senior Vice President -- Manufacturing and Operations since September 1995. Mr. Sheets, who joined the Company in 1979, held various management positions until 1985, when he was elected Vice President--Manufacturing.

     Barbara Brooks Fuller has served as Vice President -- Retail Sales since September 1985. Ms. Fuller, who joined the Company in 1977, worked in the Company's factory outlet store in various positions prior to becoming an officer in 1985. Ms. Fuller has served as a director of the Company since 1992. She is the sister of Mike Brooks.

     Curtis A. Loveland has served as Secretary of the Company since October 1992 and of Five Star and Lifestyle since December 1992. Mr. Loveland has served as a director of the Company since 1993. Mr. Loveland has been a practicing attorney for 24 years and is a partner in the law firm of Porter, Wright, Morris & Arthur, Columbus, Ohio. Mr. Loveland also serves on the Boards of Directors of two other publicly traded companies, Applied Innovation Inc., a telecommunications products manufacturer, and Cross Medical Products, Inc. (formerly known as Danninger Medical Technology, Inc.), a medical products manufacturer.

     Leonard L. Brown has served as a director of the Company since 1993. Mr. Brown has been President of Leonard L. Brown, Inc., a management consulting firm, since 1985, and Managing Partner of L & O Realty Co., a private real estate investment company, since 1980. From 1974 to 1985, Mr. Brown served as Chief Executive Officer of Elmex Corp., a toy wholesale company. From 1971 to 1978, the period during which Elmex Corp. was a unit of W. R. Grace & Co., Mr. Brown also served as a Vice President and Division Executive of W. R. Grace & Co.

     Stanley I. Kravetz has served as a director of the Company since 1993. Mr. Kravetz has been the President of The Kravetz Group since its formation in December 1988. The Kravetz Group is a consulting company specializing in marketing, advertising, product management, venture management and public relations. Mr. Kravetz began his career in the footwear industry in May 1976 as National Sales Manager of The Timberland Company ("Timberland") and was promoted to Executive Vice President and became a director of Timberland in 1977. In July 1985, Mr. Kravetz purchased The Frye Boot Company ("Frye Boot"), which he sold to Reebok International Ltd. ("Reebok") in May 1987. He continued in his position as President of Frye Boot and also became President of The Rockport Company, a subsidiary of Reebok. In February 1988, Mr. Kravetz became Corporate Vice President of Reebok and served in this position until December 1988.


     James L. Stewart has served as a director of the Company since 1996. Mr. Stewart has been the proprietor of Rising Wolf Ranch, Inc., a summer resort and a winter rehabilitation center in Montana for teenage boys involved with drug abuse since 1991. Mr. Stewart also consults to various retail and catalog companies. Between 1984 and 1991, Mr. Stewart served as the President -- Chief Executive Officer of Dunns Inc. and as the Vice President and General Manager of Gander Mountain Inc.


     Robert D. Stix has served as a director of the Company since 1993. Mr. Stix has been retired since December 1995. From August 1994 through December 1995, he served as General Manager of Operations of the Company. Mr. Stix previously was associated with A.G. Edwards & Sons, Inc. as an investment advisor from August 1992 to August 1994. Prior to that time, Mr. Stix was an independent management consultant and public speaker on Japanese management techniques. Mr. Stix began his career in the shoe industry in 1953 with U.S. Shoe, where he held various positions, including Director of Manufacturing. From 1973 to 1977, Mr. Stix was employed in executive positions with Stride Rite Corporation and Gibson Greeting Cards, Inc. He returned to U.S. Shoe from 1977 to 1990, where he served in various manufacturing executive positions.

     The Company has a standing Audit Committee and Stock Option and Compensation Committee. The members of the Audit Committee are Messrs. Brown (Chairman), Loveland and Kravetz. The Audit Committee recommends the annual appointment of the Company's auditors, with whom the Committee reviews the scope of the audit, any non-audit assignments and related fees, the accounting principles used by the Company in financial reporting, internal financial auditing procedures and the adequacy of the Company's internal control procedures. The members of the Stock Option and Compensation Committee are Messrs. Kravetz (Chairman), Brown and Loveland. This Committee administers the Company's stock option plans, recommends to the Board of Directors compensation for the Company's executive officers, and generally advises on compensation policies and practices for other employees of the Company.

                       PRINCIPAL AND SELLING SHAREHOLDERS


     The table below sets forth certain information regarding the beneficial ownership of Common Stock, as of September 15, 1997, and as adjusted to reflect the sale of shares offered hereby, of (i) each person known to the Company to own beneficially more than 5% of the Common Stock, (ii) each current director and executive officer of the Company, (iii) each Selling Shareholder and (iv) all current directors and executive officers of the Company as a group. Unless otherwise indicated, the persons listed below have sole voting and investment power over the shares of Common Stock indicated.



                                                                                   SHARES BENEFICIALLY
                                              SHARES BENEFICIALLY                         OWNED
                                                     OWNED                                AFTER
                                             PRIOR TO OFFERING(1)                    OFFERING(1)(2)
                                             ---------------------     SHARES      -------------------
        NAME OF BENEFICIAL OWNER              NUMBER       PERCENT     OFFERED     NUMBER      PERCENT
-----------------------------------------    ---------     -------     -------     -------     -------
Mike Brooks(3)(4)(5).....................      487,087       12.8%      60,000     427,087        8.2%
Barbara Brooks Fuller(3)(4)(5)...........      333,000        8.8       50,000     283,000        5.5
Jay W. Brooks(3)(4)......................      303,180        8.0       72,000     231,180        4.5
Charles Stuart Brooks(3)(4)(5)...........      108,641        2.9       48,000     60,641         1.2
Patricia H. Robey(3)(4)(5)...............      200,165        5.3       60,000     140,165        2.7
David Fraedrich(4)(5)....................      182,100        4.8       40,000     142,100        2.7
William S. Moore(5)......................       17,100          *           --     17,100           *
Allen Sheets(5)..........................       16,450          *           --     16,450           *
Robert D. Stix(5)........................       25,000          *           --     25,000           *
Curtis A. Loveland(5)....................       14,250          *           --     14,250           *
Leonard L. Brown(5)......................        9,500          *           --      9,500           *
Stanley I. Kravetz(5)....................        8,750          *           --      8,750           *
James L. Stewart(5)......................        1,000          *           --      1,000           *
All current directors and executive
  officers as a group (10 persons)(5)....    1,094,237       27.5      150,000     944,237       17.7


---------------
 *  Less than 1%.


(1) In accordance with Rule 13d-3 under the Exchange Act, a person is deemed to be the beneficial owner, for purposes of this table, of any shares of Common Stock if such person has or shares voting power or investment power with respect to such security, or has the right to acquire beneficial ownership at any time within 60 days from September 15, 1997. As used herein, "voting power" is the power to vote or direct the voting of shares, and "investment power" is the power to dispose or direct the disposition of shares.

(2) Assumes no exercise of the Underwriters' over-allotment option.
(3) Addresses of Messrs. Mike Brooks, Jay W. Brooks, Charles Stuart Brooks and Ms. Fuller and Ms. Robey are c/o Rocky Shoes & Boots, Inc., 39 East Canal Street, Nelsonville, Ohio 45764.
(4) Includes 20,000 shares of Common Stock for Mike Brooks, 15,000 shares of Common Stock for each of Barbara Brooks Fuller, Jay W. Brooks and Patricia
    H. Robey, 7,743 shares of Common Stock for Charles Stuart Brooks and 5,000 shares of Common Stock for David Fraedrich to be issued upon conversion of the Series A Preferred Stock. See "Description of Capital Stock."

(5) Includes shares purchasable within 60 days of September 15, 1997 pursuant to the exercise of options covering 33,250 shares for Mike Brooks, 8,500 shares for Barbara Brooks Fuller, 4,250 shares for Charles S. Brooks, 4,250 shares for Patricia H. Robey, 58,000 shares for David Fraedrich, 13,000 shares for William S. Moore, 16,450 shares for Allen Sheets, 23,000 shares for Robert
    D. Stix, 8,750 shares for Curtis A. Loveland, 8,750 shares for Leonard L. Brown, 8,750 shares for Stanley I. Kravetz and 178,450 for all directors and executive officers as a group.

                          DESCRIPTION OF CAPITAL STOCK

     Pursuant to the Amended and Restated Articles of Incorporation (the "Articles of Incorporation"), the Company's authorized capital stock consists of 10,000,000 shares of Common Stock, without par value, and 500,000 shares of preferred stock, without par value, of which 250,000 shares are voting preferred stock and 250,000 shares are non-voting preferred stock (collectively, the "Preferred Stock").

COMMON STOCK

     Upon completion of the offering, the Company will have outstanding 5,124,278 shares of Common Stock (5,379,278 shares if the Underwriters' over-allotment option is exercised in full).

     Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders. Shareholders have no right to cumulate their votes in the election of directors and have no preemptive or other rights to subscribe for additional shares. Subject to preferences that may be applicable to holders of any outstanding Preferred Stock, holders of Common Stock are entitled to such dividends as may be declared by the Board of Directors out of funds legally available therefor. Upon liquidation, dissolution or winding up of the Company, the assets legally available for distribution to shareholders are distributable ratably among the holders of Common Stock at that time outstanding, subject to prior distribution rights of creditors of the Company and to the preferential rights of any outstanding shares of Preferred Stock.

PREFERRED STOCK

     The Preferred Stock may be issued from time to time in one or more series. The Board of Directors, without further shareholder authorization, is authorized to determine the rights, preferences, privileges and restrictions, including dividend rights, redemption rights (including sinking fund provisions, if any), conversion rights and liquidation rights, granted to and imposed upon any wholly unissued series of Preferred Stock and to fix the number of shares of any series of Preferred Stock and the designation of any such series. Holders of Preferred Stock have no preemptive or other rights to subscribe for additional shares.

     The issuance of Preferred Stock could be used, under certain circumstances, as a method of delaying or preventing a change in control of the Company and could permit the Board of Directors, without any action by holders of Common Stock, to issue Preferred Stock which could have a detrimental effect on the rights of holders of Common Stock. In certain circumstances, this could have the effect of decreasing the market price of the Common Stock.

     Of the 250,000 shares of authorized non-voting preferred stock, 125,000 shares have been designated as Series A Preferred Stock, having a stated value of $0.06 per share. There are 82,857 shares of Series A Preferred Stock outstanding held by seven shareholders. Holders of Series A Preferred Stock do not have voting rights. The dividend rate and dates of dividend payment for Series A Preferred Stock are identical to those of the Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company and subject to the prior preferences and other rights of any shares of stock senior to the Series Preferred Stock, the holders of Series A Preferred Stock are entitled to be paid the stated value of all outstanding shares of Series A Preferred Stock as of the date of such liquidation, dissolution or winding up, plus any accrued and unpaid dividends thereon to such date and, thereafter, to receive the then remaining assets of the Company pro rata, on a share-for-share basis, with the holders of Common Stock and all other classes of stock junior to or on a parity with the Series A Preferred Stock. Each share of Series A Preferred Stock may, at the option of the holder, be converted into one share of Common Stock of the Company at any time and shall be automatically converted into one share of Common Stock in February 1998. Once all outstanding shares of Series A Preferred Stock have been converted, all shares reserved for issuance as Series A Preferred Stock will be retired and have the status of authorized and unissued shares of non-voting preferred stock.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Company's Common Stock is Fifth Third Bank, N.A., Cincinnati, Ohio.

PROVISIONS RELATING TO ACQUISITIONS AND MERGERS

     Under its Articles of Incorporation, the Company has elected not to be covered by the Ohio Control Share Acquisition Act (the "Control Act"). The Control Act requires the prior approval of shareholders for transfers of corporate control that occur in the open market, including tender offers, or that are privately negotiated.

     Under the Company's Articles of Incorporation, the affirmative vote of the holders of two-thirds of the shares entitled to vote is required for the approval or authorization of any (i) merger or consolidation of the Company with or into any other corporation, or (ii) sale, lease, exchange or other disposition of all or substantially all of the assets of the Company to or with any other corporation, person or other entity, unless the Company's Board of Directors has approved the transaction by resolution adopted by two-thirds of its members.

     The Articles of Incorporation further provide that it is a proper corporate purpose, reasonably calculated to benefit shareholders, for the Board of Directors to base the response of the Company to any "Acquisition Proposal" (as defined), on the Board's evaluation of what is in the best interests of the Company. This evaluation will include consideration of the best interests of the Company's shareholders, including the relationship of the consideration offered in the Acquisition Proposal to the then-current market price of the Company's stock, the current value of the Company in a freely negotiated transaction and the estimate of the future value of the Company as an independent entity; the business and financial conditions and earnings prospects of the acquiring person or persons; the competence, experience and integrity of the acquiring person or persons and its or their management; and such other factors as the Board of Directors deems relevant, including the social, legal and economic effects of the Acquisition Proposal upon employees, suppliers, customers and the Company's business. An "Acquisition Proposal" means any proposal for a tender offer or exchange offer for any equity security of the Company, any proposal to merge or consolidate the Company with another corporation, or any proposal to purchase or otherwise acquire all or substantially all of the properties and assets of the Company.


     The Articles of Incorporation explicitly provide that the provisions of Chapter 1704 of the Ohio Revised Code apply to the Company. Section 1704 of the Ohio Revised Code generally prevents an issuing public corporation (generally defined as an Ohio corporation with 50 or more shareholders that has its principal place of business, its principal offices, assets with substantial value, or a substantial percentage of its assets in Ohio) from entering into certain business combinations with an interested shareholder (generally defined as any person or entity that can vote, or direct the voting of, 10% or more of the issuing public corporation's stock) or its affiliates for a period of three years after the date of the transaction in which the person became an interested shareholder (the "Share Acquisition"), unless prior to the Share Acquisition (i) the directors have approved the Section 1704 business combination, or (ii) the directors have approved the Share Acquisition. Section 1704 provides further that a corporation may, in its articles of incorporation or code of regulations, elect not to be governed by Section 1704. The Company has not made and does not intend to make such an election.


     The above provisions relating to acquisitions, mergers and combinations may only be amended by the affirmative vote of the holders of two-thirds of the shares entitled to vote on the proposal. Otherwise, the Articles of Incorporation may be amended by the affirmative vote of the holders of a majority of the shares entitled to vote on the proposal.


     The Company's Amended and Restated Code of Regulations (the "Regulations") also contain other provisions that may have an anti-takeover effect. The Regulations provide that the Company's Board of Directors will be a classified board with staggered two-year terms. The Regulations also provide that the number of directors cannot be fewer than three nor more than fifteen; any change in the number of directors cannot have the effect of shortening the term of any incumbent director; and no action may be taken to increase the number of directors unless at least two-thirds of the directors then in office concur in such action. Consistent with the adoption of a classified board, the Regulations preclude the removal of an incumbent director unless such removal is for cause. This will prevent a shareholder or group of shareholders from removing incumbent directors and simultaneously gaining control of the board by filling the vacancies created by such removal with their own nominees. Vacancies on the Board of Directors may be filled by the remaining directors and, in cases where a director has been removed for cause, by the shareholders. These provisions may only be repealed or amended with the affirmative vote of the holders of two-thirds of the shares entitled to vote on the proposal. Otherwise, the

Regulations may be amended with the affirmative vote of the holders of a majority of the shares entitled to vote on the proposal.

     The Regulations require that notice in writing of proposed shareholder nominations for the election of directors be timely given to the Secretary of the Company prior to the meeting. Such notice must contain certain information about the non-incumbent nominee, including name, age, business and residence addresses, principal occupation, the class and number of shares of the Company beneficially owned by the nominee and such other information as would be required to be included in a proxy statement soliciting proxies for election of the nominee, as well as certain information about the nominating shareholder. The Company may require any nominee to furnish other information reasonably required by the Company to determine the nominee's eligibility to serve as a director. If the presiding officer of any shareholders meeting determines that a person was not nominated in accordance with the foregoing procedures, such person shall not be eligible for election as a director.

     In addition, the Regulations require that notice in writing from any shareholder who proposes to bring business before any meeting of shareholders must be timely given to the Secretary of the Company prior to the meeting. Such notice must contain certain information, including a brief description of the business proposed to be brought before the meeting, the reasons for conducting such business at the meeting, the class and number of shares of the Company beneficially owned by such shareholder and any supporting shareholders and any material interest of the proposing shareholder in the business so proposed. If the presiding officer of any shareholders meeting determines that any such business was not properly brought before the meeting in accordance with the foregoing procedures, such business will not be conducted at the meeting. Nothing in the Regulations will preclude discussion by any shareholder of any business properly brought before the meeting in accordance with the above-mentioned procedures.

     To be timely, shareholder notice of a nomination for election of a director or to bring business before any shareholders meeting must be received by the Company not less than 30 days nor more than 60 days prior to the meeting (or, if fewer than 40 days' notice or prior public disclosure of the meeting date is given or made to shareholders, not later than the tenth day following the day of mailing notice of the meeting or public disclosure thereof).

LIMITATION OF DIRECTOR LIABILITY AND INDEMNIFICATION AGREEMENTS

     Under the Ohio General Corporation Law, a director's liability to the Company or its shareholders for damages is limited to only those situations where it is proved by clear and convincing evidence that his act or failure to act was undertaken with deliberate intent to cause injury to the Company or undertaken with reckless disregard for the best interests of the Company and those situations involving unlawful loans, asset distributions, dividend payments or share repurchases. As a result, shareholders may be unable to recover monetary damages against directors for actions which constitute gross negligence or which are in violation of their fiduciary duties, although it may be possible to obtain injunctive or other equitable relief with respect to such actions. If equitable remedies are found not to be available to shareholders for any particular case, shareholders may not have any effective remedy against the challenged conduct.

     The Articles of Incorporation provide that indemnification may be granted to directors, officers and certain other persons serving (or having served) as a director or officer of any other company or enterprise at the request of the Company against all expenses (including attorneys' fees), judgments, fines and settlement amounts, paid or incurred by them in any action or proceeding, on account of their service as a director or officer of the Company or any other company or enterprise when serving at the request of the Company, to the fullest extent permitted by law.

     The Company has also entered into indemnification agreements with each director and executive officer of the Company, including the directors who are also employees of the Company, to confirm and expand the Company's obligation to indemnify such persons. These indemnification contracts (i) confirm the indemnity provided to them by the Articles of Incorporation and give them assurances that this indemnity will continue to be provided despite future changes in the Articles of Incorporation, and (ii) provide that, in addition, the directors and officers shall be indemnified to the fullest possible extent permitted by law against all expenses (including attorneys' fees), judgments, fines and settlement amounts, paid or incurred by them in any action or proceeding, including any action by or in the right of the Company, on account of their service as a director or officer of the Company or as a director or officer of any subsidiary of the Company or as a director or officer of any other company or enterprise when they are serving in such capacities at the request of the Company.

     No indemnity will be provided under the indemnification contracts to any director or officer on account of conduct which is adjudged to have been undertaken with deliberate intent to cause injury to the Company or undertaken with reckless disregard for the best interests of the Company. In addition, the indemnification contracts provide that no indemnification will be permitted if a final court adjudication shall determine that such indemnification is not lawful, or in respect of any suit in which judgment is rendered against a director or officer for an accounting of profits made from a purchase or sale of securities of the Company in violation of Section 16(b) of the Exchange Act or of any similar statutory law, or on account of any remuneration paid to a director or officer which is adjudicated to have been paid in violation of law. Except as so limited, indemnification of directors and officers will be permitted under the indemnification contracts to the fullest extent permitted by law.

     The Company believes that these indemnification provisions are essential to attracting and retaining qualified persons as officers and directors. The Company has obtained directors' and officers' insurance.

                                  UNDERWRITING


     Pursuant to the Underwriting Agreement, and subject to the terms and conditions thereof, the Underwriters named below, acting through J.C. Bradford & Co., Robert W. Baird & Co. Incorporated and The Ohio Company, as representatives of the several underwriters (the "Representatives"), have agreed, severally, to purchase from the Company and the Selling Shareholders the number of shares of Common Stock set forth opposite their respective names.



                                                                             NUMBER
                              NAME OF UNDERWRITERS                          OF SHARES
        -----------------------------------------------------------------   ---------
        J.C. Bradford & Co...............................................
        Robert W. Baird & Co. Incorporated...............................
        The Ohio Company.................................................

                                                                            ---------
                  Total..................................................   1,700,000
                                                                             ========


     In the Underwriting Agreement, the Underwriters have agreed, subject to the terms and conditions contained therein, to purchase all shares of Common Stock offered hereby, if any of such shares are purchased.

     The Company and the Selling Shareholders have been advised by the Representatives that the Underwriters propose initially to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession
not in excess of $          per share. The Underwriters may allow, and such
dealers may reallow, a concession not in excess of $          per share to
certain other dealers. After the public offering, the public offering price and such concessions may be changed. The Representatives have informed the Company that the Underwriters do not intend to confirm sales to accounts over which they exercise discretionary authority.

     The offering of the shares of Common Stock is made for delivery when, as and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offer without notice. The Underwriters reserve the right to reject any order for the purchase of the shares.

     The Company has granted to the Underwriters an option, exercisable not later than 30 days from the date of this Prospectus, to purchase up to an aggregate of 255,000 additional shares of Common Stock to cover overallotments, if any. To the extent that the Underwriters exercise this option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof which the number of shares of Common Stock to be purchased by it shown in the table above bears to the total number of shares in such table, and the Company will be obligated, pursuant to the option, to sell such shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the 255,000 shares of Common Stock offered hereby. If purchased, the Underwriters will sell such additional shares on the same terms as those on which the 1,700,000 shares are being offered.

     The Company, its executive officers, directors and certain of its shareholders have agreed with the Representatives not to offer to sell or otherwise dispose of any shares of Common Stock they currently own for a period of 90 days from the date of this Prospectus, without the prior written consent of J.C. Bradford & Co., except that the Company may issue shares in connection with the exercise of stock options granted pursuant to the Company's stock option plans.

     The Underwriting Agreement provides that the Company and the Selling Shareholders will indemnify the Underwriters and controlling persons, if any, against certain civil liabilities, including liabilities under the Securities Act, or will contribute to payments which the Underwriters or any such controlling persons may be required to make in respect thereof.

     In connection with this offering, certain Underwriters and selling group members (if any) who in the past have acted as market makers in the Common Stock may engage in passive market making activities in the Common Stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Exchange Act. Underwriters and other participants in the distribution of the Common Stock generally are prohibited during a specified time period (the "qualifying period"), determined in light of the timing of the pricing of the offering, from bidding for or purchasing the Common Stock or a related security except to the extent permitted under the applicable rules of Regulation M. Rule 103 allows, among other things, an Underwriter or member of the selling group (if any) for the Common Stock to effect "passive market making" transactions on the Nasdaq National Market in the Common Stock during the qualifying period at a price that does not exceed the highest independent bid for that security at the time of the transaction. Such a passive market maker must not display a bid for the subject security at a price in excess of the highest independent bid and generally must lower its bid if all independent bids are lowered. Moreover, the passive market maker's net purchases of such security on each day of the qualifying period shall not exceed 30% of its average daily trading volume during a reference period preceding the distribution.


     In connection with the offering, the Underwriters and other persons participating in the offering may engage in transactions that stabilize, maintain or otherwise affect the price of Common Stock. Specifically, the Underwriters may over-allot in connection with the offering, creating a short position in Common Stock for their own account. To cover over-allotments or to stabilize the price of Common Stock, the Underwriters may also impose a penalty bid whereby they may reclaim selling concessions allowed to an underwriter or a dealer for distributing Common Stock in the offering, if the Underwriters repurchase previously distributed Common Stock in transactions to cover their short position, in stabilization transactions or otherwise. Finally, the Underwriters may bid for, and purchase, shares of Common Stock in market making transactions. These activities may stabilize or maintain the market price of Common Stock above market levels that may otherwise prevail. The Underwriters are not required to engage in these activities and may end any of these activities at any time.


                                 LEGAL MATTERS


     The validity of the Common Stock offered hereby is being passed upon for the Company and the Selling Shareholders by Porter, Wright, Morris & Arthur, Columbus, Ohio. Curtis A. Loveland, a partner in Porter, Wright, Morris & Arthur, is secretary and a director of the Company and beneficially owns an aggregate of 14,250 shares of the Common Stock consisting of a combination of stock and options exercisable within 60 days after September 15, 1997. Certain legal matters will be passed upon for the Underwriters by Nelson Mullins Riley & Scarborough, L.L.P., Atlanta, Georgia.


                                    EXPERTS


     The financial statements and the related financial statement schedule as of and for the years ended December 31, 1996, June 30, 1995 and June 30, 1994, and as of and for the six months ended December 31, 1995 included and incorporated by reference in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are included and incorporated by reference herein, and have been so included and incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                             AVAILABLE INFORMATION


     The Company has filed with the Commission a Registration Statement on Form S-2 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and the exhibits thereto. Statements contained in this Prospectus concerning the provisions or contents of any contract or other document referred to herein are not necessarily complete. With respect to each such contract, agreement or document, reference is made to such document for a more complete description, and each such statement is deemed to be qualified in all respects by such reference.



     The Company is subject to the informational requirements of the Exchange Act and, in accordance therewith, files reports, proxy statements and other information with the Commission. The Registration Statement (with exhibits), as well as such reports, proxy statements and other information may be inspected and copied at prescribed rates at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following Regional Offices of the Commission: New York Regional Office, Seven World Trade Center, 13th Floor, New York, New York 10048; and Chicago Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Such reports, proxy statements and other information can also be inspected at the offices of the Nasdaq National Market at 1735 K Street, N.W., Washington D.C. 20006. The Commission maintains a web site that contains reports, proxy and information statements and other information regarding registrants, including the Company, at http://www.sec.gov.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed with the Commission by the Company (File No. 0-21026) are incorporated herein by reference:

          (1) the Company's Annual Report on Form 10-K for the year ended December 31, 1996, filed on March 31, 1997;

          (2) the Company's Proxy Statement for the 1997 Annual Meeting of Shareholders, filed on April 14, 1997; and

          (3) the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997, filed on May 14, 1997, and June 30, 1997, filed on August 14, 1997 and Amendment No. 1 to Quarterly Report on Form 10-Q for the quarter ended June 30, 1997, filed August 28, 1997.

     All reports and other documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. Subject to the foregoing, all information appearing in this Prospectus is qualified in its entirety by the information appearing in the documents incorporated herein by reference.

     The Company undertakes to provide, without charge, to each person, including a beneficial owner, to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any document incorporated by reference herein (other than exhibits unless such exhibits are expressly incorporated by reference into the information incorporated into this Prospectus). Requests for such information should be directed to David Fraedrich, Executive Vice President and Chief Financial Officer, Rocky Shoes & Boots, Inc., 39 East Canal Street, Nelsonville, Ohio 45764. Telephone requests may be directed to the Company at (614) 753-1951.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Independent Auditors' Report...........................................................   F-2
Consolidated Balance Sheets as of December 31, 1995 and 1996 and June 30, 1997
  (unaudited)..........................................................................   F-3
Consolidated Statements of Operations for the Years Ended June 30, 1994 and 1995, the
  Six Months Ended December 31, 1995, the Twelve Months Ended December 31, 1995
  (unaudited), the Year Ended December 31, 1996 and the Six Months Ended June 30, 1996
  and 1997 (unaudited).................................................................   F-4
Consolidated Statements of Shareholders' Equity for the Years Ended June 30, 1994 and
  1995, the Six Months Ended December 31, 1995, the Year Ended December 31, 1996 and
  the Six Months Ended June 30, 1997 (unaudited).......................................   F-5
Consolidated Statements of Cash Flows for the Years Ended June 30, 1994 and 1995, the
  Six Months Ended December 31, 1995, the Twelve Months Ended December 31, 1995
  (unaudited), the Year Ended December 31, 1996 and the Six Months Ended June 30, 1996
  and 1997 (unaudited).................................................................   F-6
Notes to Consolidated Financial Statements.............................................   F-7

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of Rocky Shoes & Boots, Inc.:

     We have audited the accompanying consolidated balance sheets of Rocky Shoes & Boots, Inc. and subsidiaries as of December 31, 1995 and 1996 and the related consolidated statements of operations, shareholders' equity, and cash flows for the years ended June 30, 1994 and 1995, the six months ended December 31, 1995 and the year ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Rocky Shoes & Boots, Inc. and subsidiaries at December 31, 1995 and 1996, and the results of their operations and their cash flows for the years ended June 30, 1994 and 1995, the six months ended December 31, 1995 and the year ended December 31, 1996, in conformity with generally accepted accounting principles.


DELOITTE & TOUCHE LLP


Columbus, Ohio
March 11, 1997

                           ROCKY SHOES & BOOTS, INC.
                                AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                       DECEMBER 31,
                                                               ----------------------------      JUNE 30,
                                                                  1995             1996            1997
                                                               -----------     ------------     -----------
                                                                                                (UNAUDITED)
CURRENT ASSETS:
  Cash and cash equivalents..................................  $ 1,853,974     $    349,637     $   802,127
  Accounts receivable -- trade, net..........................    9,842,909       12,409,920      20,036,952
  Other receivables..........................................    1,464,847          678,293       1,074,716
  Inventories, net...........................................   18,336,892       25,389,902      40,715,959
  Deferred income taxes......................................      242,684          926,297         990,644
  Other current assets.......................................      633,885          706,097       1,071,537
                                                               -----------     ------------     -----------
         Total current assets................................   32,375,191       40,460,146      64,691,935
FIXED ASSETS, AT COST:
  Property, plant and equipment..............................   22,184,142       25,544,360      27,702,902
  Less -- accumulated depreciation...........................   (7,649,966)     (10,035,763)    (11,398,735)
                                                               -----------     ------------     -----------
         Total fixed assets -- net...........................   14,534,176       15,508,597      16,304,167
DEFERRED PENSION ASSET.......................................      804,316          953,211         953,211
OTHER ASSETS.................................................    1,366,891        1,168,217       1,202,800
                                                               -----------     ------------     -----------
TOTAL ASSETS.................................................  $49,080,574     $ 58,090,171     $83,152,113
                                                               ===========     ============     ===========
CURRENT LIABILITIES:
  Accounts payable...........................................  $ 1,429,217     $  3,036,705     $13,193,473
  Current maturities -- long-term debt.......................    4,392,341        3,609,645      12,770,312
  Accrued taxes -- other.....................................      388,878          447,203         682,184
  Accrued income taxes.......................................      118,812          802,658          44,231
  Accrued salaries and wages.................................      132,027          921,034         933,994
  Accrued other..............................................      459,822        1,034,320       1,161,465
                                                               -----------     ------------     -----------
         Total current liabilities...........................    6,921,097        9,851,565      28,785,659
LONG-TERM DEBT -- Less current maturities....................   16,553,890       19,520,029      23,662,291
DEFERRED LIABILITIES:
  Deferred compensation......................................      197,099          246,500         258,173
  Deferred income taxes......................................      598,519        1,344,507       1,344,507
  Deferred pension liability.................................    1,240,839          752,481         796,281
                                                               -----------     ------------     -----------
         Total deferred liabilities..........................    2,036,457        2,343,488       2,398,961
                                                               -----------     ------------     -----------
         Total liabilities...................................   25,511,444       31,715,082      54,846,911
COMMITMENTS (note 5)
SHAREHOLDERS' EQUITY:
  Preferred stock, Series A, no par value, $.06 stated value;
    125,000 shares authorized; issued 1995 and
    1996 -- 100,000 shares; 1997 -- 90,000 shares; and
    outstanding 1995 and 1996 -- 92,857 shares;
    1997 -- 82,857 shares....................................        6,000            6,000           5,400
  Common stock, no par value; 10,000,000 shares authorized;
    issued 1995 and 1996 -- 3,782,500 shares;
    1997 -- 3,856,480 shares; and outstanding 1995 and
    1996 -- 3,665,548 shares; 1997 -- 3,749,528 shares.......   14,543,947       14,543,947      15,268,591
  Stock held in treasury, at cost -- 116,952 common shares
    and 7,143 preferred shares...............................   (1,226,059)      (1,226,059)     (1,226,059)
  Retained earnings..........................................   10,245,242       13,051,201      14,257,270
                                                               -----------     ------------     -----------
         Total shareholders' equity..........................   23,569,130       26,375,089      28,305,202
                                                               -----------     ------------     -----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY...................  $49,080,574     $ 58,090,171     $83,152,113
                                                               ===========     ============     ===========

                See notes to consolidated financial statements.

                           ROCKY SHOES & BOOTS, INC.
                                AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                            FISCAL YEAR ENDED          SIX MONTHS     TWELVE MONTHS                    SIX MONTHS     SIX MONTHS
                                 JUNE 30,                ENDED            ENDED         YEAR ENDED        ENDED          ENDED
                        --------------------------    DECEMBER 31,    DECEMBER 31,     DECEMBER 31,     JUNE 30,       JUNE 30,
                           1994           1995            1995            1995             1996           1996           1997
                        -----------    -----------    ------------    -------------    ------------    -----------    -----------
                                                                       (UNAUDITED)                     (UNAUDITED)    (UNAUDITED)
NET SALES............   $52,894,766   $60,226,827     $36,123,862      $60,383,661     $73,147,821    $25,450,210    $34,268,258
COST OF GOODS SOLD...    43,271,019    48,366,376      28,886,555       49,334,823      55,103,578     18,260,316     24,710,110
                        -----------   -----------     -----------      -----------     -----------    -----------    -----------
GROSS MARGIN.........     9,623,747    11,860,451       7,237,307       11,048,838      18,044,243      7,189,894      9,558,148
SELLING, GENERAL AND
 ADMINISTRATIVE
 EXPENSES............     6,814,223     8,629,172       6,863,623       10,569,824      12,332,519      5,548,970      6,718,144
                        -----------   -----------     -----------      -----------     -----------    -----------    -----------
INCOME FROM
 OPERATIONS..........     2,809,524     3,231,279         373,684          479,014       5,711,724      1,640,924      2,840,004
                        -----------   -----------     -----------      -----------     -----------    -----------    -----------
OTHER INCOME AND
 (EXPENSES):
 Interest expense....      (884,310)   (2,104,787)     (1,211,646)      (2,100,369)     (2,103,556)      (743,006)    (1,106,298)
 Other -- net........       197,910       109,649          14,523           95,999         115,945        (42,299)        (9,135)
                        -----------   -----------     -----------      -----------     -----------    -----------    -----------
       Total
      other -- net...      (686,400)   (1,995,138)     (1,197,123)      (2,004,370)     (1,987,611)      (785,305)    (1,115,433)
                        -----------   -----------     -----------      -----------     -----------    -----------    -----------
INCOME (LOSS) BEFORE
 INCOME TAXES........     2,123,124     1,236,141        (823,439)      (1,525,356)      3,724,113        855,619      1,724,571
INCOME TAX EXPENSE
 (BENEFIT)...........       303,127      (196,440)       (333,185)        (988,395)        918,154        196,792        518,502
                        -----------   -----------     -----------      -----------     -----------    -----------    -----------
NET INCOME (LOSS)....   $ 1,819,997   $ 1,432,581     $  (490,254)     $  (536,961)    $ 2,805,959    $   658,827    $ 1,206,069
                        ===========   ===========     ===========      ===========     ===========    ===========    ===========
NET INCOME (LOSS) PER
 SHARE...............   $      0.47    $     0.38     $     (0.13)     $     (0.15)    $      0.74     $     0.17    $      0.31
                        ===========   ===========     ===========      ===========     ===========    ===========    ===========
WEIGHTED AVERAGE
 NUMBER OF COMMON
 SHARES AND
 EQUIVALENTS
 OUTSTANDING.........     3,841,717     3,741,388       3,665,548        3,665,548       3,777,200      3,765,396      3,940,347
                        ===========   ===========     ===========      ===========     ===========    ===========    ===========

                See notes to consolidated financial statements.

                           ROCKY SHOES & BOOTS, INC.
                                AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                                               TOTAL
                                       COMMON      PREFERRED    RETAINED      TREASURY     SHAREHOLDERS'
                                        STOCK        STOCK      EARNINGS        STOCK         EQUITY
                                     -----------   ---------   -----------   -----------   -------------
YEAR ENDED JUNE 30, 1994:
  Balance, June 30, 1993...........  $14,105,447    $ 6,000    $ 7,482,918                  $ 21,594,365
  Net income.......................           --         --      1,819,997                     1,819,997
  Purchase of treasury shares......           --         --             --   $(1,226,059)     (1,226,059)
  Stock options exercised..........      332,500         --             --            --         332,500
  Tax benefit related to stock
     options.......................      106,000         --             --            --         106,000
                                     -----------     ------    -----------   -----------     -----------
BALANCE, JUNE 30, 1994.............   14,543,947      6,000      9,302,915    (1,226,059)     22,626,803
YEAR ENDED JUNE 30, 1995 -- Net
  income...........................           --         --      1,432,581            --       1,432,581
                                     -----------     ------    -----------   -----------     -----------
BALANCE, JUNE 30, 1995.............   14,543,947      6,000     10,735,496    (1,226,059)     24,059,384
SIX MONTHS ENDED DECEMBER 31,
  1995 -- Net loss.................           --         --       (490,254)           --        (490,254)
                                     -----------     ------    -----------   -----------     -----------
BALANCE, DECEMBER 31, 1995.........   14,543,947      6,000     10,245,242    (1,226,059)     23,569,130
YEAR ENDED DECEMBER 31, 1996 -- Net
  income...........................           --         --      2,805,959            --       2,805,959
                                     -----------     ------    -----------   -----------     -----------
BALANCE, DECEMBER 31, 1996.........   14,543,947      6,000     13,051,201    (1,226,059)     26,375,089
SIX MONTHS ENDED JUNE 30, 1997
  (UNAUDITED):
  Net Income.......................           --         --      1,206,069            --       1,206,069
  Stock options exercised..........      659,044         --             --            --         659,044
  Tax benefit related to stock
     options.......................       65,000         --             --            --          65,000
  Preferred stock converted to
     common stock..................          600       (600)            --            --              --
                                     -----------     ------    -----------   -----------     -----------
BALANCE, JUNE 30, 1997
  (UNAUDITED)......................  $15,268,591    $ 5,400    $14,257,270   $(1,226,059)   $ 28,305,202
                                     ===========     ======    ===========   ===========     ===========

                See notes to consolidated financial statements.

                           ROCKY SHOES & BOOTS, INC.
                                AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                 SIX MONTHS     TWELVE MONTHS
                 FISCAL YEAR ENDED JUNE 30,        ENDED            ENDED         YEAR ENDED       SIX MONTHS        SIX MONTHS
                ----------------------------    DECEMBER 31,    DECEMBER 31,     DECEMBER 31,    ENDED JUNE 30,    ENDED JUNE 30,
                    1994            1995            1995            1995             1996             1996              1997
                ------------    ------------    ------------    -------------    ------------    --------------    --------------
                                                                 (UNAUDITED)                      (UNAUDITED)       (UNAUDITED)
CASH FLOWS
 FROM
 OPERATING
 ACTIVITIES:
 Net income
   (loss)....   $  1,819,997    $  1,432,581    $  (490,254)    $   (536,961)    $ 2,805,959      $    658,827      $  1,206,069
 Adjustments
   to
   reconcile
   net income
   (loss) to
   net cash
   provided
   by (used
   in)
   operating
  activities:
 Depreciation
     and
     amortization. 1,195,695       1,815,624      1,039,829        2,053,338       2,392,716         1,136,937         1,362,973
   Deferred
     income
     taxes...       (149,673)         34,587       (572,335)        (701,200)         62,375                --           (64,347)
   Deferred
 compensation
     and
     pension -- net. 132,628         (56,763)       189,288          132,525        (587,852)         (479,147)          119,820
   Loss on
     sale of
     fixed
    assets...             --              --             --               --          94,614            92,456                --
 Change in
   assets and
 liabilities:
   Receivables... (5,699,619)        144,463      2,871,466       (2,330,912)     (1,780,457)       (3,874,561)       (8,023,455)
   Inventories... (8,073,067)     (1,809,282)     8,854,652        4,777,807      (7,053,010)      (12,263,474)      (15,326,057)
   Other
     current
    assets...         10,892      (1,403,781)     1,287,108          915,979         (72,212)          (41,233)         (429,787)
   Other
    assets...        (88,274)        (18,538)      (751,521)        (789,528)        198,674          (163,089)          (34,583)
   Accounts
   payable...       (417,039)      3,159,331     (5,336,585)      (1,467,104)      1,665,330        10,614,714         9,452,128
   Accrued
   liabilities...    593,884        (232,169)      (443,705)        (173,688)      2,105,676           743,191          (383,341)
                ------------    ------------    ------------    ------------     ------------     ------------      ------------
       Net
         cash
     provided
         by
        (used
         in)
    operating
activities...    (10,674,576)      3,066,053      6,647,943        1,880,256        (168,187)       (3,575,379)      (12,120,580)
                ------------    ------------    ------------    ------------     ------------     ------------      ------------
CASH FLOWS
 FROM
 INVESTING
 ACTIVITIES -- Purchase
 of fixed
 assets......     (5,533,918)     (6,546,127)      (683,542)      (2,695,732)     (3,302,761)       (1,514,010)       (1,453,902)
                ------------    ------------    ------------    ------------     ------------     ------------      ------------
CASH FLOWS
 FROM
 FINANCING
 ACTIVITIES:
 Proceeds
   from
   long-term
   debt......     16,772,204      20,799,547     13,370,000       22,734,117      34,913,394        10,165,000        20,392,250
 Payments on
   long-term
   debt......     (5,523,027)    (17,393,407)   (17,658,248)     (21,693,655)    (32,946,783)       (6,564,181)       (7,089,322)
 Proceeds
   from
   exercise
   of stock
   options,
   net of tax
   benefit...        438,500              --             --               --              --                --           724,044
 Acquisition
   of
   treasury
   stock.....       (306,515)             --             --               --              --                --                --
                ------------    ------------    -----------     ------------     ------------     ------------      ------------
       Net
         cash
     provided
         by
        (used
         in)
    financing
activities...     11,381,162       3,406,140     (4,288,248)       1,040,462       1,966,611         3,600,819        14,026,972
INCREASE
 (DECREASE)
 IN CASH AND
 CASH
 EQUIVALENTS...   (4,827,332)        (73,934)     1,676,153          224,986      (1,504,337)       (1,488,570)          452,490
CASH AND CASH
 EQUIVALENTS,
 BEGINNING OF
 PERIOD......      5,079,087         251,755        177,821        1,628,988       1,853,974         1,853,974           349,637
                ------------    ------------    -----------     ------------     -----------      ------------      ------------
CASH AND CASH
 EQUIVALENTS,
 END OF
 PERIOD......   $    251,755    $    177,821    $ 1,853,974     $  1,853,974     $   349,637      $    365,404      $    802,127
                ============    ============    ===========     ============     ===========      ============      ============

                See notes to consolidated financial statements.

                           ROCKY SHOES & BOOTS, INC.
                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (INFORMATION WITH RESPECT TO THE SIX MONTHS
                   ENDED JUNE 30, 1996 AND 1997 IS UNAUDITED)

1.  ACCOUNTING POLICIES

     Principles of Consolidation -- The accompanying consolidated financial statements include the accounts of Rocky Shoes & Boots, Inc. ("Rocky Inc.") and its wholly-owned subsidiaries, Lifestyle Footwear, Inc. ("Lifestyle") and Five Star Enterprises Ltd. ("Five Star"), collectively referred to as the "Company." All significant intercompany transactions have been eliminated.

     Fiscal Year -- Effective December 31, 1995, the Company changed its fiscal year end from June 30 to December 31. The following presents unaudited summarized consolidated financial information, which includes only normal recurring adjustments the Company considers necessary for a fair presentation of such financial information in accordance with generally accepted accounting principles, for the six months ended December 31, 1994:

        Net sales.......................................................  $35,967,028
        Gross margin....................................................    7,832,959
        Income taxes....................................................      458,770
        Net income......................................................    1,479,288
        Net income per share............................................  $      0.39

     Unaudited Information -- The unaudited consolidated statements of operations and cash flows include only normal recurring adjustments the Company considers necessary for a fair presentation of such financial information in accordance with generally accepted accounting principles for the twelve months ended December 31, 1995.

     Business Activity -- The Company designs, manufactures, and markets high quality men's and women's footwear primarily under the registered trademark, ROCKY(R). The Company maintains a nationwide network of independent and Company sales representatives who sell the Company's products primarily through independent shoe, sporting goods, specialty, and uniform stores and catalogs throughout the United States. The Company did not have any customers that accounted for more than 10.0% of consolidated net sales in 1996. The Company had one customer that accounted for 14.7% of consolidated net sales for the six months ended December 31, 1995 and 11.9% of consolidated net sales for the year ended June 30, 1995 and two customers that each accounted for 10.5% and 10.1% of consolidated net sales for the year ended June 30, 1994.

     Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Cash Equivalents -- The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. The Company's cash and cash equivalents are primarily held in four banks.

     Trade Receivables -- Trade receivables are presented net of the related allowance for doubtful accounts of approximately $156,000 and $291,000 at December 31, 1995 and 1996, respectively.

     Concentration of Credit Risk -- The Company's exposure to credit risk is impacted by seasonality and the economic climate affecting its industry. The Company manages this risk by performing ongoing credit evaluations of its customers and maintains reserves for potential uncollectible accounts. The Company's largest account receivable balance was approximately $1,300,000 at December 31, 1995.

                           ROCKY SHOES & BOOTS, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


     Supplier and Labor Concentrations -- The Company purchases raw materials from a number of domestic and foreign sources. The Company currently buys all of its waterproof fabric, a component used in a significant portion of the Company's shoes and boots, from one supplier, W.L. Gore & Associates, Inc. The Company has had a relationship with this supplier for over 16 years and has no reason to believe that such relationship will not continue.


     A significant portion of the "uppers" for the Company's shoes and boots are produced in the Company's Dominican Republic operations. The Company has conducted operations in the Dominican Republic since 1987 and is not aware of any governmental or economic restrictions that would alter its current operations.

     Inventories -- Inventories are valued at the lower of cost, determined on a first-in, first-out (FIFO) basis, or market.

     During the fiscal year ended June 30, 1995, the Company exchanged inventory totaling approximately $1,200,000 for prepaid advertising credits. No gain or loss was recognized on the transaction.

     Fixed Assets -- The Company records fixed assets at historical cost and generally utilizes the straight-line method of computing depreciation for financial reporting purposes over the estimated useful lives of the assets as follows:

                                                                                YEARS
                                                                                -----
        Building and improvements.............................................  5 - 40
        Machinery and equipment...............................................  5 - 12
        Furniture and fixtures................................................  8 - 12
        Lasts, dies, and patterns (forms and molds)...........................  7 - 12

     For income tax purposes the Company generally computes depreciation utilizing accelerated methods.

     Advertising -- The Company expenses advertising costs as incurred. Advertising expense was $964,577 and $1,736,617 in fiscal 1994 and 1995, respectively, $1,890,400 for the six months ended December 31, 1995 and $1,399,398 for the year ended December 31, 1996.

     Revenue Recognition -- Revenue is recognized at the time footwear product is shipped to the customer and is recorded net of estimated sales discounts and returns.

     Recently Issued Financial Accounting Standards -- In February 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 128, "Earnings per Share" which is effective for periods ending after December 15, 1997. SFAS No. 128 establishes new standards for computing and presenting earnings per share. Under SFAS No. 128 basic and dilutive earnings (loss) per share, as defined therein are as follows:


                      FISCAL YEAR        SIX MONTHS      TWELVE MONTHS                         SIX MONTHS
                    ENDED JUNE 30,         ENDED             ENDED          YEAR ENDED       ENDED JUNE 30,
                    ---------------     DECEMBER 31,     DECEMBER 31,      DECEMBER 31,      ---------------
                    1994      1995          1995             1995              1996          1996      1997
                    -----     -----     ------------     -------------     ------------      -----     -----
                                                          (UNAUDITED)                          (UNAUDITED)
Basic.............  $0.50     $0.42        $(0.13)          $ (0.15)          $ 0.77         $0.18     $0.33
Diluted...........  $0.47     $0.38        $(0.13)          $ (0.15)          $ 0.74         $0.17     $0.31


     In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income," which will require adoption no later than the Company's fiscal quarter ending March 31, 1998. This new statement defines comprehensive income as "all changes in equity during a period, with the exception of stock issuances and dividends." The new pronouncement establishes standards for the reporting and display of comprehensive income and its components in the financial statements.

                           ROCKY SHOES & BOOTS, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     In June 1997, the FASB also issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," which will require adoption no later than 1998. SFAS No. 131 requires companies to report financial and descriptive information about its reportable operating segments. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. Based on current operations the Company does not believe the Statement will be applicable.

     Per Share Information -- Per share information for all periods is computed based upon the weighted average number of common shares and equivalents (when dilutive) outstanding. Stock options and the Company's Series A preferred stock are deemed to be common stock equivalents for purposes of computing per share amounts.


     Supplemental net income per share (unaudited) for the year ended December 31, 1996 and the six month periods ended June 30, 1996 and 1997, $0.73, $0.21 and $0.32, respectively, has been computed by dividing supplemental net income by the sum of (i) the weighted average number of shares of common stock outstanding during the period plus (ii) 1,370,000 shares of common stock assumed to be issued by the Company which would be necessary to generate gross proceeds sufficient to repay and pay down $21,043,839 debt associated with a mortgage, shareholder note and a line of credit.


     Interim Financial Reporting -- In the opinion of management, the unaudited information as of and for the six months ended June 30, 1996 and 1997 includes only normal recurring adjustments the Company considers necessary for a fair presentation of such financial statements in accordance with generally accepted accounting principles.

2.  INVENTORIES

     Inventories are comprised of the following:

                                                         DECEMBER 31,               JUNE 30
                                                  ---------------------------     -----------
                                                     1995            1996            1997
                                                  -----------     -----------     -----------
                                                                                  (UNAUDITED)
    Raw materials...............................  $ 3,437,802     $ 4,482,381     $ 9,748,794
    Work-in-process.............................    2,359,778       5,192,326       4,533,457
    Manufactured finished goods.................   10,085,634      13,891,772      24,182,440
    Factory outlet finished goods...............    2,453,678       1,823,423       2,251,268
                                                  -----------     -----------     -----------
              Total.............................  $18,336,892     $25,389,902     $40,715,959
                                                  ===========     ===========     ===========

                           ROCKY SHOES & BOOTS, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

3.  FIXED ASSETS

     Fixed assets are comprised of the following:

                                                                   DECEMBER 31,
                                                            ---------------------------
                                                               1995            1996
                                                            -----------     -----------
        Land..............................................  $   218,130     $   218,130
        Building and improvements.........................    4,816,248       5,060,207
        Machinery and equipment...........................   12,607,489      14,432,261
        Furniture and fixtures............................    1,206,935       2,014,616
        Lasts, dies and patterns..........................    3,319,135       3,782,250
        Construction work-in-progress.....................       16,205          36,896
                                                            -----------     -----------
                  Total...................................   22,184,142      25,544,360
        Less -- accumulated depreciation..................   (7,649,966)    (10,035,763)
                                                            -----------     -----------
        Net fixed assets..................................  $14,534,176     $15,508,597
                                                            ===========     ===========

4.  LONG-TERM DEBT

     Long-term debt is comprised of the following:

                                                                   DECEMBER 31,
                                                            ---------------------------
                                                               1995            1996
                                                            -----------     -----------
        Bank -- revolving credit facility.................  $16,850,000     $19,820,000
        Equipment and other obligations...................    1,687,606       1,027,952
        Real estate obligations...........................    1,710,942       1,596,292
        Note payable -- shareholder.......................      551,727         367,818
        Other.............................................      145,956         317,612
                                                            -----------     -----------
                  Total long-term debt....................   20,946,231      23,129,674
        Less current maturities...........................    4,392,341       3,609,645
                                                            -----------     -----------
        Net long-term debt................................  $16,553,890     $19,520,029
                                                            ===========     ===========

     The Company has a loan agreement with a bank that provides for advances based on a percentage of eligible accounts receivable and inventory with maximum borrowings that range from $25,000,000 to $35,000,000 through April 30, 1998. Interest on the revolving credit facility is payable monthly as a factor of the bank's prime rate (8.25% at December 31, 1996) and the principal is due April 30, 1998. At December 31, 1996, $23,258,000 was available under the credit agreement of which $19,820,000 had been borrowed. At December 31, 1996 and 1995, $2,820,000 and $3,350,000, respectively, were classified as current based on the expected reduction in the available line in the subsequent year in accordance with management's projection of eligible accounts receivable and inventory balances.


     Any amounts borrowed under the agreement are secured by the accounts receivable, inventories, and equipment of the Company. The agreement contains restrictive covenants which, among other requirements, require the Company to maintain a certain level of tangible net worth, as defined. At December 31, 1996 approximately $668,000 of retained earnings are available for distribution.


     Equipment and other obligations at December 31, 1996 bear interest at fixed and variable rates ranging from 3% to 9.25% and are payable in monthly installments to 2001. The obligations are secured by equipment and are subject to the security agreement and covenants applicable to the revolving credit facility.

                           ROCKY SHOES & BOOTS, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Real estate obligations at December 31, 1996 bear interest at variable rates ranging from 7.875% to 8.50% and are payable in monthly installments through 2010. The obligations are secured by real estate and are subject to the security agreement and covenants applicable to the revolving credit facility.

     In December 1993, the Company entered into a Stock Purchase and Pledge Agreement with a shareholder of the Company whereby the Company purchased 116,952 shares of its common stock and 7,143 shares of preferred stock for $1,226,059, including a note for $919,544. The note bears interest at the prime rate, as defined, plus 2% (total of 10.25% at December 31, 1996) and is payable in five equal annual installments through December 20, 1998.

     At December 31, 1996, essentially all trade accounts receivable, inventories and property are held as collateral for the Company's long-term debt.

     Long-term debt matures as follows for the years ended December 31:

                1997............................................  $  3,609,645
                1998............................................    17,729,460
                1999............................................       334,071
                2000............................................       250,301
                2001............................................       244,498
                Thereafter......................................       961,699
                                                                   -----------
                          Total.................................  $ 23,129,674
                                                                   ===========

     The estimated fair value of the Company's long-term obligations approximated their carrying amount at December 31, 1996 and 1995, based on current market prices for the same or similar issues or on debt available to the Company with similar rates and maturities.

5.  OPERATING LEASES

     The Company leases certain machinery and manufacturing facilities under operating leases that generally provide for renewal options. The Company incurred approximately $378,000, $455,000, $245,000 and $541,000 in rent expense under operating lease arrangements for the years ended June 30, 1994 and 1995, the six months ended December 31, 1995, and the year ended December 31, 1996, respectively.

     Included in total rent expense above are payments of $6,000 per month for the Company's Ohio manufacturing facility leased from an entity in which the owners are also shareholders of the Company.

     Future minimum lease payments under non-cancelable operating leases are as follows for the years ended December 31:

                1997..............................................  $ 338,266
                1998..............................................    281,759
                1999..............................................    176,298
                2000..............................................     96,710
                2001..............................................     52,900
                                                                    -----------
                          Total...................................  $ 945,933
                                                                    ===========

                           ROCKY SHOES & BOOTS, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

6.  INCOME TAXES

     Rocky Inc. and its wholly-owned subsidiary doing business in Puerto Rico, Lifestyle, are subject to U.S. federal income taxes; however, the Company's income earned in Puerto Rico is allowed favorable tax treatment under Section 936 of the Internal Revenue Code if conditions as defined therein are met. Five Star is incorporated in the Cayman Islands and conducts its operations in a "free trade zone" in the Dominican Republic and, accordingly, is currently not subject to Cayman Islands or Dominican Republic income taxes.

     At December 31, 1996, a provision has not been made for U.S. taxes on the accumulated undistributed earnings of Five Star through the third quarter of 1996 of approximately $3,079,000 that would become payable upon repatriation to the United States. In addition, the Company has not provided any U.S. tollgate taxes on approximately $2,257,000 of accumulated undistributed earnings of Lifestyle prior to the fiscal year ended June 30, 1994 that would be payable if such earnings were repatriated to the United States. It is the intention of the Company to reinvest all such earnings. If the Five Star and Lifestyle undistributed earnings were distributed to the Company in the form of dividends, the related taxes on such distributions would be approximately $1,047,000 and $226,000, respectively.

     The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 (SFAS No. 109), "Accounting for Income Taxes," which requires an asset and liability approach to financial accounting and reporting for income taxes. Accordingly, deferred income taxes have been provided for the temporary differences between the financial reporting and the income tax basis of the Company's assets and liabilities by applying enacted statutory tax rates applicable to future years to the basis differences.

     Income taxes (benefits) are summarized as follows:

                                                                         SIX MONTHS
                                              YEAR ENDED JUNE 30,          ENDED          YEAR ENDED
                                             ----------------------     DECEMBER 31,     DECEMBER 31,
                                               1994         1995            1995             1996
                                             --------     ---------     ------------     ------------
Federal:
  Current..................................  $368,000     $(296,827)     $  217,000        $640,053
  Deferred.................................  (110,661)      172,685        (635,234)        115,883
                                             --------     ---------       ---------        --------
          Total federal....................   257,339      (124,142)       (418,234)        755,936
                                             --------     ---------       ---------        --------
State and local:
  Current..................................    84,800        65,800          22,150         215,726
  Deferred.................................   (39,012)     (138,098)         62,899         (53,508)
                                             --------     ---------       ---------        --------
          Total state and local............    45,788       (72,298)         85,049         162,218
                                             --------     ---------       ---------        --------
          Total............................  $303,127     $(196,440)     $ (333,185)       $918,154
                                             ========     =========       =========        ========

                           ROCKY SHOES & BOOTS, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


     A reconciliation of recorded federal income tax expense (benefit) to the expected expense computed by applying the federal statutory rate of 34% for all periods to income before income taxes follows:


                                                                         SIX MONTHS
                                              YEAR ENDED JUNE 30,          ENDED          YEAR ENDED
                                            -----------------------     DECEMBER 31,     DECEMBER 31,
                                              1994          1995            1995             1996
                                            ---------     ---------     ------------     ------------
Expected (benefit) expense at statutory
  rate....................................  $ 721,862     $ 420,288      $ (279,969)      $1,266,198
Increase (decrease) in income taxes
  resulting from:
  Exempt income from operations in Puerto
     Rico, net of tollgate taxes..........   (297,975)     (362,540)          8,279         (279,414)
  Exempt income from Dominican Republic
     operations...........................   (159,647)     (298,775)        (72,527)        (158,075)
  State and local income taxes............    (15,568)       24,581         (28,917)         (55,154)
  Other -- net............................      8,667        92,304         (45,100)         (17,619)
                                            ---------     ---------       ---------       ----------
          Total...........................  $ 257,339     $(124,142)     $ (418,234)      $  755,936
                                            =========     =========       =========       ==========

     Deferred income taxes recorded in the consolidated balance sheets at December 31, 1996 and 1995 consist of the following:

                                                                   DECEMBER 31,
                                                            ---------------------------
                                                               1995            1996
                                                            -----------     -----------
        Deferred tax assets:
          State and local income taxes....................  $    28,802     $    38,167
          Asset valuation allowances......................      147,767         600,973
          Pension and deferred compensation...............      304,122         197,673
          Net operating loss carryforwards................      470,000         359,075
          Inventories.....................................                      152,423
          Alternative minimum tax.........................      187,000
                                                            -----------     -----------
                  Total deferred tax assets...............    1,137,691       1,348,311
                                                            -----------     -----------
        Deferred tax liabilities:
          Inventories.....................................     (240,404)
          Fixed assets....................................     (940,800)     (1,260,837)
          Tax on Fivestar earnings........................                      (64,339)
          Tollgate tax on Lifestyle earnings..............     (312,322)       (441,345)
                                                            -----------     -----------
                  Total deferred tax liabilities..........   (1,493,526)     (1,766,521)
                                                            -----------     -----------
        Net deferred tax liability........................  $  (355,835)    $  (418,210)
                                                            ===========     ===========


     At December 31, 1996, the Company has approximately $1,056,000 of net operating loss carryforwards for federal income tax purposes with annual utilization limitations over the next five years and expiring in 2010. Effective in fiscal 1994, under the provisions of SFAS No. 109 the Company began to provide for the 10% tollgate tax on the annual earnings of Lifestyle. Effective during 1996 the Company began to provide U.S. income taxes on the earnings of Five Star based on the Company's intention to repatriate these earnings in the future.

                           ROCKY SHOES & BOOTS, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

7.  RETIREMENT PLANS

     The Company sponsors separate noncontributory defined benefit pension plans covering the union and non-union workers of the Company's Ohio and Puerto Rico operations. Benefits under the union plan are primarily based upon negotiated rates and years of service. Benefits under the non-union plan are based upon years of service and highest compensation levels as defined. Annually, the Company contributes to the plans at least the minimum amount required by regulation.

     Net pension cost of the Company's plans is as follows:

                                                                     SIX MONTHS
                                          YEAR ENDED JUNE 30,          ENDED          YEAR ENDED
                                         ----------------------     DECEMBER 31,     DECEMBER 31,
                                           1994         1995            1995             1996
                                         --------     ---------     ------------     ------------
    Service cost.......................  $152,220     $ 130,310      $   86,551       $  182,955
    Interest...........................   191,966       204,551         111,767          231,140
    Actual return on plan assets.......    15,129      (135,486)       (171,109)        (306,853)
    Amortization and deferral..........   (69,493)       72,263         126,980          177,854
                                         --------     ---------       ---------        ---------
    Net pension cost...................  $289,822     $ 271,638      $  154,189       $  285,096
                                         ========     =========       =========        =========

     The funded status of the Company's plans and reconciliation of accrued pension cost at December 31, 1995 and 1996 are presented below (information with respect to benefit obligations and plan assets is as of September 30):

                                                                    DECEMBER 31,
                                                              -------------------------
                                                                 1995           1996
                                                              ----------     ----------
        Plan assets at fair value...........................  $1,877,574     $2,669,944
                                                              ----------     ----------
        Actuarial present value of benefit obligations:
          Vested............................................   3,025,959      3,590,876
          Nonvested.........................................      92,454        131,549
                                                              ----------     ----------
             Accumulated benefit obligation.................   3,118,413      3,722,425
        Effects of salary progression.......................     306,635        359,989
                                                              ----------     ----------
        Projected benefit obligation........................   3,425,048      4,082,414
                                                              ----------     ----------
        Funded status -- excess of projected benefit
          obligation over plan assets.......................   1,547,474      1,412,470
        Remaining unrecognized benefit obligation existing
          at transition.....................................    (371,823)      (343,931)
        Unrecognized prior service costs due to plan
          amendments........................................    (467,119)      (610,320)
        Unrecognized net loss...............................    (272,009)      (358,949)
        Adjustment required to recognize minimum
          liability.........................................     804,316        953,211
        Additional contributions (September 30 -- December
          31)...............................................                   (300,000)
                                                              ----------     ----------
        Accrued pension cost................................  $1,240,839     $  752,481
                                                              ==========     ==========

     The assets of the plans consist primarily of common stocks, bonds, and cash equivalents. The Company's unrecognized benefit obligations existing at the date of transition for the union and non-union plans are being

                           ROCKY SHOES & BOOTS, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

amortized over 23 and 21 years, respectively. Actuarial assumptions used in the accounting for the plans were as follows:

                                                                         DECEMBER 31,
                                                                         -------------
                                                                         1995     1996
                                                                         ----     ----
        Discount rate..................................................  7.0 %    7.0 %
        Average rate of increase in compensation levels (non-union
          only)........................................................  3.0 %    3.0 %
        Expected long-term rate of return on plan assets...............  9.0 %    9.0 %

     Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions," generally requires the Company to recognize a minimum liability in instances in which a plan's accumulated benefit obligation exceeds the fair value of plan assets. In accordance with the Statement, the Company has recorded in the accompanying financial statements a non-current pension liability and a non-current intangible asset of $804,316 and $953,211 as of December 31, 1995 and 1996, respectively.

8.  CAPITAL STOCK

     The Company has authorized 250,000 shares of voting preferred stock without par value. No shares are issued or outstanding. Also, the Company has authorized 250,000 shares of non-voting preferred stock without par value. Of these, 125,000 shares have been designated Series A non-voting convertible preferred stock with a stated value of $.06 per share, of which 100,000 shares are issued and 92,857 shares are outstanding at December 31, 1996 and 1995. The Series A preferred stock has dividend and liquidation rights essentially identical to those of the Company's common stock. In addition, each share of Series A preferred stock is convertible into one share of the Company's common stock any time after February 3, 1995, with mandatory conversion by February 3, 1998.

                           ROCKY SHOES & BOOTS, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     On December 21, 1992, the Board of Directors and the sole shareholder of Rocky Inc. adopted the 1992 Stock Option Plan which provides for the issuance of options to purchase up to 400,000 common shares of Rocky Inc. On October 11, 1995, the Board of Directors and the shareholders adopted the 1995 Stock Option Plan which provides for the issuance of options to purchase up to 400,000 common shares of Rocky Inc. All employees, officers, directors, consultants and advisors providing services to the Company are eligible to receive options under the Plans. In addition, the Plans provide for the annual issuance of options to purchase 3,000 shares of common stock to each non-employee director of the Company. The plans generally provide for grants with the exercise price equal to fair value on the date of grant, graduated vesting periods of up to 5 years, and lives not exceeding 8 years. The following summarizes all stock option transactions from July 1, 1993 through December 31, 1996:

                                                                               WEIGHTED
                                                                               AVERAGE
                                                                               EXERCISE
                                                                   SHARES       PRICE
                                                                   -------     --------
        Outstanding at June 30, 1993.............................  107,500      $ 9.53
          Issued.................................................   56,750       10.83
          Exercised..............................................  (35,000)       9.50
          Forfeited..............................................   (2,000)       9.75
                                                                   -------
        Outstanding at June 30, 1994.............................  127,250       10.12
          Issued.................................................  170,300        9.79
          Forfeited..............................................   (9,900)       9.82
                                                                   -------
        Outstanding at June 30, 1995.............................  287,650        9.94
          Issued.................................................   97,250        7.59
                                                                   -------
        Outstanding at December 31, 1995.........................  384,900        9.34
          Issued.................................................   93,000        6.25
          Forfeited..............................................  (30,000)       8.81
                                                                   -------
        Outstanding at December 31, 1996.........................  447,900        8.74
                                                                   =======

     At December 31, 1996, the exercise price for options outstanding range from $5.625 to $20.00.

     The following table summarizes information about options outstanding at December 31, 1996:

                    OPTIONS OUTSTANDING
------------------------------------------------------------      OPTIONS EXERCISABLE
                                    WEIGHTED-                    ----------------------
                                     AVERAGE       WEIGHTED-                  WEIGHTED-
                                    REMAINING       AVERAGE                    AVERAGE
     RANGE OF                      CONTRACTUAL     EXERCISE                   EXERCISE
 EXERCISE PRICES       NUMBER         LIFE           PRICE        NUMBER        PRICE
------------------    --------     -----------     ---------     --------     ---------
$5.625 - $6.00....     104,000         6.3          $  5.93        14,000      $  5.87
$7.50 - $8.875....      76,250         5.8             8.30        22,250         8.38
$9.50 - $10.125...     261,650         3.8             9.72       198,003         9.71
$20.00............       6,000         2.9            20.00         6,000        20.00
                       -------                                    -------
          Total...     447,900                         8.74       240,253         9.62
                       =======                                    =======

     The Company applies APB Opinion No. 25 and related Interpretations in accounting for its stock option plans. Accordingly, no compensation cost has been recognized for its stock option plans. Had compensation costs for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of FASB Statement No. 123, the Company's net earnings and net earnings per common share, net of related income tax benefits, would have resulted in the amounts as

                           ROCKY SHOES & BOOTS, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

reported below. In determining the estimated fair value of each option granted on the date of grant the Company uses the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in the year ended December 31, 1996 and 1995, respectively; dividend yield of 0%; expected volatility of 47%; risk-free interest rates of 6.50%; and expected life of 6 years. The weighted average grant date fair value of options issued during the year ended December 31, 1996 and the six months ended December 31, 1995 was $3.39 and $4.01, respectively.

                                                              SIX MONTHS
                                                                ENDED          YEAR ENDED
                                                             DECEMBER 31,     DECEMBER 31,
                                                                 1995             1996
                                                             ------------     ------------
        Net income (loss):
          As reported......................................   $ (490,254)      $2,805,959
          Pro forma........................................   $ (675,838)      $2,561,260
        Earnings per share:
          As reported......................................   $    (0.13)      $     0.74
          Pro forma........................................   $    (0.18)      $     0.68

     The pro forma amounts are not representative of the effects on reported net income (loss) for future years.

9.  SUPPLEMENTAL CASH FLOW INFORMATION


     Cash paid for interest and federal, state and local income taxes was as follows:


                                                 SIX MONTHS    TWELVE MONTHS    FISCAL YEAR         SIX MONTHS
                              JUNE 30,             ENDED           ENDED           ENDED          ENDED JUNE 30,
                        ---------------------   DECEMBER 31,    DECEMBER 31,    DECEMBER 31,   ---------------------
                          1994        1995          1995            1995            1996         1996        1997
                        --------   ----------   ------------   --------------   ------------   --------   ----------
                                                                (UNAUDITED)                         (UNAUDITED)
Interest..............  $760,000   $1,913,000    $1,262,057      $1,956,831      $2,066,365    $857,812   $1,067,151
                        ========   ===========  ===========     ===========     ===========    ========   ===========
Federal, state and
  local income
  taxes -- net of
  refunds.............  $717,000   $  487,000    $   10,150      $   22,150      $ (813,225)   $ 85,000   $1,184,300
                        ========   ===========  ===========     ===========     ===========    ========   ===========

     During the six months ended December 31, 1995 and the year ended December 31, 1996, the Company entered into capital lease arrangements for certain equipment which had a present value of $111,591 and $216,832, respectively. During the year ended June 30, 1994, the Company acquired treasury stock for $1,226,059, including a note payable of $919,544. Accounts payable at December 31, 1995 and 1996 and June 30, 1997 include a total of $100,836, $42,994 and
$747,634, respectively, relating to the purchase of fixed assets.

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                [ADVERTISEMENT FOR ROCKY SHOES & BOOTS, INC.]

                        [ROCKY SHOES & BOOTS, INC. LOGO]

                                    WE KNOW
                          THE BUSINESS INSIDE AND OUT!

                         INSTORE DISPLAY IS A NATURAL!


This high impact retail display brings Rocky's rugged outdoor lifestyle in-store for your customers. It's the ideal selling environment. All-natural materials convey the excitement of Rocky's uniquely outdoor image, while modular background structures sell the highly technical advantages of the products. You can make it as big as all outdoors, or compact enough to still sell big in small locations. For selling Rocky, it's a natural.

                            [INSTORE DISPLAY PHOTOS]


OUTDOOR ADVERTISING THAT MAKES HEADS TURN!

                               [BILLBOARD PHOTO]

ROCKY(R) offers Large Format Billboards that measure 14 feet X 48 feet and re-inforce the ROCKY(R) message in a BIG way. The Boot stands a full 18 feet in height! These billboards are also offered in a smaller version of 12 feet X 24 feet. ROCKY(R) outdoor makes heads and inventory turn!


                          ROCKY(R) Shoes and Boots, Inc. o 39 East Canal Street
                                         Nelsonville, Ohio 45764
                                              1-800-421-5151

======================================================


    NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING SHAREHOLDERS OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SHARES OF COMMON STOCK OFFERED HEREBY IN ANY JURISDICTION WHERE SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSONS MAKING SUCH OFFER OR SOLICITATION ARE NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.


                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    3
Risk Factors..........................    6
Price Range of Common Stock and
  Dividend Policy.....................   10
Use of Proceeds.......................   10
Capitalization........................   11
Selected Consolidated Financial
  Data................................   12
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   13
Business..............................   19
Management............................   27
Principal and Selling Shareholders....   29
Description of Capital Stock..........   30
Underwriting..........................   34
Legal Matters.........................   35
Experts...............................   35
Available Information.................   36
Incorporation of Certain Documents by
  Reference...........................   36
Index to Consolidated Financial
  Statements..........................  F-1

======================================================

======================================================
                                1,700,000 SHARES

                        [ROCKY SHOES & BOOTS, INC. LOGO]

                                  COMMON STOCK
                            ------------------------
                                   PROSPECTUS
                            ------------------------
                               J.C.Bradford &Co.

                             Robert W. Baird & Co.
                                  Incorporated

                                The Ohio Company
                                            , 1997

======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    SEC registration fee......................................................   $ 10,664
    Nasdaq National Market listing fee........................................     17,500
    NASD fee..................................................................      4,019
    Printing expenses.........................................................    125,000
    Legal fees and expenses...................................................    125,000
    Accounting fees and expenses..............................................     90,000
    Blue sky fees and expenses................................................      2,500
    Transfer agent and registrar's fees and expenses..........................      2,500
    Miscellaneous.............................................................     22,817
                                                                                 --------
              Total...........................................................   $400,000
                                                                                 ========

ITEM 15.  INDEMNIFICATION OF OFFICERS AND DIRECTORS

     Under the Ohio General Corporation Law, as amended (the "Ohio Law"), a director's liability to the Company or its shareholders for damages is limited to only those situations where it is proved by clear and convincing evidence that his action or failure to act involved an act or omission undertaken with deliberate intent to cause injury to the Company or undertaken with reckless disregard for the best interests of the Company and those situations involving unlawful loans, asset distributions, dividend payments or share repurchases. As a result, shareholders may be unable to recover monetary damages against directors for actions which constitute gross negligence or which are in violation of their fiduciary duties, although it may be possible to obtain injunctive or other equitable relief with respect to such actions. If equitable remedies are found not to be available to shareholders for any particular case, shareholders may not have any effective remedy against the challenged conduct.

     The Company's Articles of Incorporation provide that indemnification may be granted to directors, officers and certain others serving (or having served) as a director or officer of any other company or enterprise at the request of the Company against all expenses (including attorneys' fees), judgments, fines and settlement amounts, paid or incurred by them in any action or proceeding, on account of their service as a director or officer of the Company or any other company or enterprise when serving at the request of the Company, to the fullest extent permitted by law.

     The Company has entered into indemnification agreements with each director and executive officer of the Company, including the directors who are also employees of the Company, to confirm and expand the Company's obligation to indemnify such persons. These indemnification contracts (i) confirm the indemnity provided to them by the Company's Articles of Incorporation and give them assurances that this indemnity will continue to be provided despite future changes in the Articles of Incorporation, and (ii) provide that, in addition, the directors and officers shall be indemnified to the fullest possible extent permitted by law against all expenses (including attorneys' fees), judgments, fines and settlement amounts, paid or incurred by them in any action or proceeding, including any action by or in the right of the Company, on account of their service as a director or officer of the Company or as a director or officer of any subsidiary of the Company or as a director or officers of any other company or enterprise when they are serving in such capacities at the request of the Company.

     No indemnity will be provided under the indemnification contracts to any director or officer on account of conduct which is adjudged to have been undertaken with deliberate intent to cause injury to the Company or undertaken with reckless disregard for the best interests of the Company. In addition, the indemnification contracts provide that no indemnification will be permitted if a final court adjudication shall determine that such indemnification is not lawful, or in respect of any suit in which judgment is rendered against a director or officer for an accounting of profits made from a purchase or sale of securities of the Company in violation of Section 16(b) of the Exchange Act or of any similar statutory law, or on account of any remuneration paid to a director or officer which is adjudicated to have been paid in violation of law. Except as so limited, indemnification of directors and officers will be permitted under the indemnification contracts to the fullest extent permitted by law.

     Under Ohio Law, a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or who, while serving in such capacity, is or was at the request of the corporation, a director, officer, employee or agent of another corporation or legal entity or of an employee benefit plan, against liability asserted against or incurred by such person in any such capacity whether or not the corporation would have the power to provide indemnity under Ohio Law. The Company has obtained directors' and officers' liability insurance.

     Subject to certain exceptions, the directors and officers of the Company and its affiliates are insured to the extent of 100% of loss up to a maximum of $5,000,000 (subject to certain exclusions) in each policy year because of any claim or claims made against them by reason of their wrongful acts while acting in their capacities as such directors or officers. The Company is insured, subject to certain retentions and exceptions, to the extent it shall have indemnified the directors and officers for such loss.

     Based on advice of legal counsel and knowledge of the practices of other publicly held companies, the Company believes that these indemnification provisions and directors' and officers' insurance are essential to attracting and retaining qualified persons as officers and directors.

     The Underwriting Agreement, (to be included in Exhibit 1.1 hereto) provides for the indemnification by the Underwriters of the Company, the Selling Shareholders, each of the Company's directors, each of the Company's officers who signs the Registration Statement and each person who controls the Company within the meaning of the Securities Act, solely with respect to information provided by the Underwriters for inclusion in this Registration Statement.

ITEM 16.  EXHIBITS


EXHIBIT
NUMBER                                        DESCRIPTION
------     ----------------------------------------------------------------------------------
  1.1      Form of Underwriting Agreement.
  3.1      Amended and Restated Articles of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form S-1 (Registration
           No. 33-56118) (the "Registration Statement")).
  3.2      Amended and Restated Code of Regulations of the Registrant (incorporated by reference to Exhibit 3.2 to the Registration Statement).
  4.1      Form of Stock Certificate for the Registrant (incorporated by reference to Exhibit
           4.1 to the Registration Statement.)
  4.2      Articles Fourth, Fifth, Sixth, Seventh, Eighth, Eleventh, Twelfth, and Thirteenth
           of the Registrant's Amended and Restated Articles of Incorporation (see Exhibit
           3.1).
  4.3      Articles I and II of the Registrant's Code of Regulations (see Exhibit 3.2).
  5.1      Opinion of Porter, Wright, Morris & Arthur.*
 10.1      Form of Employment Agreement, dated July 1, 1995, for executive officers
           (incorporated by reference to Exhibit 10.1 to the Company's Annual Report on Form
           10-K for the fiscal year ended June 30, 1995 (the "1995 Form 10-K")).
 10.2      Information concerning Employment Agreements substantially similar to Exhibit 10.1
           (incorporated by reference to Exhibit 10.2 to the 1995 Form 10-K).
 10.3      Deferred Compensation Agreement, dated May 1, 1984, between Rocky Shoes & Boots
           Co. and Mike Brooks (incorporated by reference to Exhibit 10.3 to the Registration
           Statement).
 10.4      Information concerning Deferred Compensation Agreements substantially similar to
           Exhibit 10.3 (incorporated by reference to Exhibit 10.4 to the Registration
           Statement).

EXHIBIT
NUMBER                                        DESCRIPTION
------     ----------------------------------------------------------------------------------
 10.5      Form of Company's amended 1992 Stock Option Plan (incorporated by reference to
           Exhibit 10.5 to the 1995 Form 10-K).
 10.6      Form of Stock Option Agreement (incorporated by reference to Exhibit 10.6 to the
           Registration Statement).
 10.7      Revolving Credit Loan Agreement, dated January 28, 1997, among Rocky Shoes &
           Boots, Inc., Five Star Enterprises Ltd., Lifestyle Footwear, Inc., Bank One
           Columbus, N.A., The Huntington National Bank, and Bank One, Columbus, N.A., as
           Agent (incorporated by reference to Exhibit 10.7 to the Annual Report on Form 10-K for the fiscal year ended December 31, 1996 (the "1996 Form 10-K")).
 10.8      Term Loan Agreement and First Amendment to Revolving Credit Loan Agreement, dated as of April 18, 1997, between the Registrant, Five Star Enterprises Ltd.,
           Lifestyle Footwear, Inc., Bank One, Columbus, N.A., The Huntington National Bank,
           and Bank One, Columbus, N.A., as Agent.*
 10.9      Buy-Sell Agreement, dated December 21, 1992, among the Registrant, Mike Brooks,
           Charles Stuart Brooks, Jay W. Brooks, Barbara Brooks Fuller, and Patricia H. Robey
           (incorporated by reference to Exhibit 10.8 to the Registration Statement).
 10.10     First Amendment to Buy-Sell Agreement, dated as of March 30, 1995, among the
           Registrant, Mike Brooks, Barbara Brooks Fuller, Patricia H. Robey, Jay W. Brooks
           and Charles Stuart Brooks (incorporated by reference to Exhibit No. 10.7 to the
           Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1995 (the
           "March 31, 1995 Form 10-Q")).
 10.11     Second Amendment to Buy-Sell Agreement, dated as of June 30, 1996, among the
           Registrant, Mike Brooks, Barbara Brooks Fuller, Patricia H. Robey, Jay W. Brooks
           and Charles Stuart Brooks.*
 10.12     Master Agreement, dated as of February 1, 1996, by and between Bank One, Columbus,
           N.A., and Rocky Shoes & Boots Co. (incorporated by reference to Exhibit 10.9 to the Company's Annual Report on Form 10-K for the transition period ended December
           31, 1995).
 10.13     Indemnification Agreement, dated December 21, 1992, between the Registrant and
           Mike Brooks (incorporated by reference to Exhibit 10.10 to the Registration
           Statement).
 10.14     Information concerning Indemnification Agreements substantially similar to Exhibit
           10.10 (incorporated by reference to Exhibit 10.11 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1993 (the "1993 Form 10-K")).
 10.15     Trademark License Agreement and Manufacturing Certification Agreement, each dated
           May 14, 1994, between Rocky Shoes & Boots Co. and W. L. Gore & Associates, Inc.
           (incorporated by reference to Exhibit 10.12 to the Company's Annual Report on Form
           10-K for the fiscal year ended June 30, 1994 (the "1994 Form 10-K")).
 10.16     Decree of Tax Exemption from the Government of the Commonwealth of Puerto Rico
           (incorporated by reference to Exhibit 10.13 to the Registration Statement).
           English Translation of Addendum to Exhibit 10.16 (incorporated by reference to
10.16A     Exhibit 10.13A to the Registration Statement).
 10.17     Lease Agreement, dated March 1, 1987, as amended, between Rocky Shoes & Boots Co.
           and William Brooks Real Estate Company regarding Nelsonville factory (incorporated by reference to Exhibit 10.14 to the Registration Statement).
 10.18     Lease Contract, dated August 31, 1988, between Lifestyle Footwear, Inc. and The
           Puerto Rico Industrial Development Company regarding factory location 1
           (incorporated by reference to Exhibit 10.15 to the Registration Statement).
 10.19     Lease Contract, undated, between Lifestyle Footwear, Inc. and The Puerto Rico
           Industrial Development Company regarding factory location 2 (incorporated by reference to Exhibit 10.16 to the Registration Statement).

EXHIBIT
NUMBER                                        DESCRIPTION
------     ----------------------------------------------------------------------------------
           English translation of Exhibit 10.19 (incorporated by reference to Exhibit 10.16A
10.19A     to the Registration Statement).
 10.20     Lease Agreement, dated December 13, 1993, between Five Star Enterprises Ltd. and the Dominican Republic Corporation for Industrial Development regarding buildings and annexes of a combined manufacturing surface of 75,526 square feet, located in the Industrial Free Zone of La Vega (incorporated by reference to Exhibit 10.17 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30,
           1995 (the "September 30, 1995 Form 10-Q")).
           English translation of Exhibit 10.20 (incorporated by reference to Exhibit 10.2A
10.20A     to the September 30, 1995 Form 10-Q).
 10.21     Continuing Security Agreement, dated January 28, 1997, among Rocky Shoes & Boots,
           Inc., Five Star Enterprises Ltd., Lifestyle Footwear, Inc., and Bank One,
           Columbus, N.A., as Agent (incorporated by reference to Exhibit 10.18 to the 1996
           Form 10-K).
 10.22     Loan Purchase, Assignment and Master Amendment Agreement, dated as of February 1,
           1996, among Bank One, Columbus, N.A., NBD Bank, NBD Bank, as Agent, Rocky Shoes &
           Boots, Inc., Rocky Shoes & Boots Co., Five Star Enterprises Ltd., and Lifestyle
           Footwear, Inc. (incorporated by reference to Exhibit 10.19 to the Company's Annual
           Report on Form 10-K for the transition period ended December 31, 1995).
 10.23     Installment Business Loan Note, dated August 19, 1993, among Rocky Shoes & Boots,
           Inc., Rocky Shoes & Boots Co., Five Star Enterprises Ltd., Lifestyle Footwear,
           Inc., and NBD Bank (incorporated by reference to Exhibit 10.20 to the 1994 Form
           10-K).
 10.24     Second Amendment to Business Loan Note, dated January 28, 1997, among Rocky Shoes
           & Boots, Inc., Five Star Enterprises Ltd., and Lifestyle Footwear, Inc.
           (incorporated by reference to Exhibit 10.21 to the 1996 Form 10-K).
 10.25     Term Lease Master Agreement, dated April 27, 1993, between Rocky Shoes & Boots,
           Inc. and IBM Credit Corporation (incorporated by reference to Exhibit 10.22 to the
           1993 Form 10-K).
 10.26     Fourth Amendment to Promissory Note, dated January 28, 1997, among Rocky Shoes &
           Boots, Inc., Five Star Enterprises Ltd., and Lifestyle Footwear, Inc.
           (incorporated by reference to Exhibit 10.23 to the 1996 Form 10-K).
 10.27     Acceptance Credit Agreement, dated May 4, 1993, among Rocky Shoes & Boots, Inc.,
           Rocky Shoes & Boots Co., Five Star Enterprises Ltd., Lifestyle Footwear, Inc., and
           NBD Bank (incorporated by reference to Exhibit 10.24 to the 1994 Form 10-K).
 10.28     Adjustable Rate Note, dated May 23, 1988, between Nelsonville Home and Savings
           Association and Rocky Shoes & Boots Co. (incorporated by reference to Exhibit
           10.25 to the Registration Statement).
 10.29     First Amendment to Acceptance Credit Agreement, dated October 20, 1993, among
           Rocky Shoes & Boots, Inc., Rocky Shoes & Boots Co., Five Star Enterprises Ltd.,
           Lifestyle Footwear, Inc., and NBD Bank (incorporated by reference to Exhibit 10.26 to the 1994 Form 10-K).
 10.30     Form of Company's 1995 Stock Option Plan (incorporated by reference to Exhibit
           10.27 to the 1995 Form 10-K).
 10.31     Form of Stock Option Agreement under the 1995 Stock Option Plan (incorporated by reference to Exhibit 10.28 to the 1995 Form 10-K).
 10.32     Open-End Mortgage, Security Agreement and Assignment of Rents and Leases, dated
           March 30, 1995, between Rocky Shoes & Boots Co. and NBD Bank, as Agent
           (incorporated by reference to Exhibit No. 10.3 to the March 31, 1995 Form 10-Q).
 10.33     Installment Business Loan Note, dated May 11, 1994, among Rocky Shoes & Boots,
           Inc., Rocky Shoes & Boots Co., Five Star Enterprises Ltd., Lifestyle Footwear,
           Inc., and NBD Bank (incorporated by reference to Exhibit 10.30 to the 1994 Form
           10-K).

EXHIBIT
NUMBER                                        DESCRIPTION
------     ----------------------------------------------------------------------------------
 10.34     Construction and Term Loan Agreement, dated October 27, 1993, among Rocky Shoes &
           Boots, Inc., Rocky Shoes & Boots Co., Five Star Enterprises Ltd., Lifestyle
           Footwear, Inc., and NBD Bank (incorporated by reference to Exhibit 10.31 to the
           1994 Form 10-K).

 10.35     Promissory Note, dated October 27, 1993, among Rocky Shoes & Boots, Inc., Rocky
           Shoes & Boots Co., Five Star Enterprises Ltd., Lifestyle Footwear, Inc., and NBD
           Bank (incorporated by reference to Exhibit 10.32 to the 1994 Form 10-K).

 10.36     Open-End Mortgage, Security Agreement and Assignment of Rents and Leases, dated
           October 27, 1993, among Rocky Shoes & Boots, Inc., Rocky Shoes & Boots Co., Five
           Star Enterprises Ltd., Lifestyle Footwear, Inc., and NBD Bank (incorporated by reference to Exhibit 10.33 to the 1994 Form 10-K).

 10.37     First Amendment to Construction and Term Loan Agreement, dated January 28, 1994, among Rocky Shoes & Boots, Inc., Rocky Shoes & Boots Co., Five Star Enterprises
           Ltd., Lifestyle Footwear, Inc., and NBD Bank (incorporated by reference to Exhibit
           10.34 to the 1994 Form 10-K).

 10.38     First Amendment to Promissory Note, dated January 28, 1994, among Rocky Shoes &
           Boots, Inc., Rocky Shoes & Boots Co., Five Star Enterprises Ltd., Lifestyle
           Footwear, Inc., and NBD Bank (incorporated by reference to Exhibit 10.35 to the
           1994 Form 10-K).

 10.39     First Amendment to Open-End Mortgage, Security Agreement and Assignment of Rents
           and Leases, dated January 28, 1994, among Rocky Shoes & Boots, Inc., Rocky Shoes &
           Boots Co., Five Star Enterprises Ltd., Lifestyle Footwear, Inc., and NBD Bank
           (incorporated by reference to Exhibit 10.36 to the 1994 Form 10-K).

 10.40     Promissory Note, dated December 20, 1993, between Rocky Shoes & Boots, Inc. and
           Charles Stuart Brooks (incorporated by reference to Exhibit 10.37 to the 1994 Form
           10-K).

 10.41     Letter Agreement between the Registrant and The Kravetz Group, dated August 3,
           1994 (incorporated by reference to Exhibit No. 10.6 to the March 31, 1995 Form
           10-Q).

 10.42     Amended and Restated Master Business Loan Note, dated March 30, 1995, among the
           Registrant, Rocky Shoes & Boots Co., Five Star Enterprises Ltd. and Lifestyle
           Footwear, Inc. (incorporated by reference to Exhibit No. 10.4 to the March 31,
           1995 Form 10-Q).

 10.43     Third Amendment to Construction and Term Loan Agreement, dated as of March 30,
           1995, among the Registrant, Rocky Shoes & Boots Co., Five Star Enterprises Ltd.
           and Lifestyle Footwear, Inc. (incorporated by reference to Exhibit No. 10.5 to the
           March 31, 1995 Form 10-Q).

 10.44     Loan Agreement, dated as of October 7, 1994, between the Director of Development of the State of Ohio and Rocky Shoes & Boots Co. (incorporated by reference to
           Exhibit 10.43 to the 1995 Form 10-K).

 10.45     Promissory Note, dated October 7, 1994, by Rocky Shoes & Boots Co. (incorporated by reference to Exhibit 10.44 to the 1995 Form 10-K).

 10.46     Security Agreement, dated as of October 7, 1994, between the Director of
           Development of the State of Ohio and Rocky Shoes & Boots Co. (incorporated by reference to Exhibit 10.45 to the 1995 Form 10-K).

 10.47     Form of Employment Agreement, dated September 7, 1995, for executive officers
           (incorporated by reference to Exhibit 10.5 to the September 30, 1995 Form 10-Q).

 10.47     Information covering Employment Agreements substantially similar to Exhibit 10.46
           (incorporated by reference to Exhibit 10.5 to the September 30, 1995 Form 10-Q).

 23.1      Consent of Deloitte & Touche LLP.

EXHIBIT
NUMBER                                        DESCRIPTION
------     ----------------------------------------------------------------------------------
 23.2*     Consent of Porter, Wright, Morris & Arthur (included in Exhibit 5.1).
 24.1*     Powers of Attorney (included on signature page hereto).


---------


* Previously filed.


ITEM 17.  UNDERTAKINGS

     (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (h) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (i) The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Nelsonville, State of Ohio, on this 18th day of September, 1997.

                                          ROCKY SHOES & BOOTS, INC.

                                          By: /s/ DAVID FRAEDRICH
                                          --------------------------------------
                                               David Fraedrich
                                               Chief Financial Officer,
                                          Executive Vice President
                                               and Treasurer

     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

             SIGNATURE                                TITLE                          DATE

           * MIKE BROOKS              Chairman of the Board, Chief             September 18, 1997
-----------------------------------     Executive Officer and President
            Mike Brooks                 (Principal Executive Officer)

        /s/ DAVID FRAEDRICH           Chief Financial Officer, Executive       September 18, 1997
-----------------------------------     Vice President, Treasurer and
          David Fraedrich               Director (Principal Financial and
                                        Accounting Officer)

       * CURTIS A. LOVELAND           Secretary and Director                   September 18, 1997
-----------------------------------
        Curtis A. Loveland

        * LEONARD L. BROWN            Director                                 September 18, 1997
-----------------------------------
         Leonard L. Brown

      * BARBARA BROOKS FULLER         Director                                 September 18, 1997
-----------------------------------
       Barbara Brooks Fuller

       * STANLEY I. KRAVETZ           Director                                 September 18, 1997
-----------------------------------
        Stanley I. Kravetz

        * JAMES L. STEWART            Director                                 September 18, 1997
-----------------------------------
         James L. Stewart

         * ROBERT D. STIX             Director                                 September 18, 1997
-----------------------------------
          Robert D. Stix

      BY: /s/ DAVID FRAEDRICH
-----------------------------------
(David Fraedrich, attorney-in-fact
for each of the persons indicated)

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                                   DESCRIPTION OF EXHIBIT
------     ----------------------------------------------------------------------------------
  1.1      Form of Underwriting Agreement.
  3.1      Amended and Restated Articles of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form S-1 (Registration
           No. 33-56118) (the "Registration Statement")).
  3.2      Amended and Restated Code of Regulations of the Registrant (incorporated by reference to Exhibit 3.2 to the Registration Statement).
  4.1      Form of Stock Certificate for the Registrant (incorporated by reference to Exhibit
           4.1 to the Registration Statement).
  4.2      Articles Fourth, Fifth, Sixth, Seventh, Eighth, Eleventh, Twelfth, and Thirteenth
           of the Registrant's Amended and Restated Articles of Incorporation (see Exhibit
           3.1).
  4.3      Articles I and II of the Registrant's Code of Regulations (see Exhibit 3.2).
  5.1      Opinion of Porter, Wright, Morris & Arthur.*
 10.1      Form of Employment Agreement, dated July 1, 1995, for executive officers
           (incorporated by reference to Exhibit 10.1 to the Company's Annual Report on Form
           10-K for the fiscal year ended June 30, 1995 (the "1995 Form 10-K")).
 10.2      Information concerning Employment Agreements substantially similar to Exhibit 10.1
           (incorporated by reference to Exhibit 10.2 to the 1995 Form 10-K).
 10.3      Deferred Compensation Agreement, dated May 1, 1984, between Rocky Shoes & Boots
           Co. and Mike Brooks (incorporated by reference to Exhibit 10.3 to the Registration
           Statement).
 10.4      Information concerning Deferred Compensation Agreements substantially similar to
           Exhibit 10.3 (incorporated by reference to Exhibit 10.4 to the Registration
           Statement).
 10.5      Form of Company's amended 1992 Stock Option Plan (incorporated by reference to
           Exhibit 10.5 to the 1995 Form 10-K).
 10.6      Form of Stock Option Agreement (incorporated by reference to Exhibit 10.6 to the
           Registration Statement).
 10.7      Revolving Credit Loan Agreement, dated January 28, 1997, among Rocky Shoes &
           Boots, Inc., Five Star Enterprises Ltd., Lifestyle Footwear, Inc., Bank One
           Columbus, N.A., The Huntington National Bank, and Bank One, Columbus, N.A., as
           Agent (incorporated by reference to Exhibit 10.7 to the Annual Report on Form 10-K for the fiscal year ended December 31, 1996 (the "1996 Form 10-K")).
 10.8      Term Loan Agreement and First Amendment to Revolving Credit Loan Agreement, dated as of April 18, 1997, between the Registrant, Five Star Enterprises Ltd.,
           Lifestyle Footwear, Inc., Bank One, Columbus, N.A., The Huntington National Bank,
           and Bank One, Columbus, N.A., as Agent.*
 10.9      Buy-Sell Agreement, dated December 21, 1992, among the Registrant, Mike Brooks,
           Charles Stuart Brooks, Jay W. Brooks, Barbara Brooks Fuller, and Patricia H. Robey
           (incorporated by reference to Exhibit 10.8 to the Registration Statement).
 10.10     First Amendment to Buy-Sell Agreement, dated as of March 30, 1995, among the
           Registrant, Mike Brooks, Barbara Brooks Fuller, Patricia H. Robey, Jay W. Brooks
           and Charles Stuart Brooks (incorporated by reference to Exhibit No. 10.7 to the
           Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1995 (the
           "March 31, 1995 Form 10-Q")).
 10.11     Second Amendment to Buy-Sell Agreement, dated as of June 30, 1996, among the
           Registrant, Mike Brooks, Barbara Brooks Fuller, Patricia H. Robey, Jay W. Brooks
           and Charles Stuart Brooks.*

EXHIBIT
NUMBER                                   DESCRIPTION OF EXHIBIT
------     ----------------------------------------------------------------------------------
 10.12     Master Agreement, dated as of February 1, 1996, by and between Bank One, Columbus,
           N.A., and Rocky Shoes & Boots Co. (incorporated by reference to Exhibit 10.9 to the Company's Annual Report on Form 10-K for the transition period ended December
           31, 1995).
 10.13     Indemnification Agreement, dated December 21, 1992, between the Registrant and
           Mike Brooks (incorporated by reference to Exhibit 10.10 to the Registration
           Statement).
 10.14     Information concerning Indemnification Agreements substantially similar to Exhibit
           10.10 (incorporated by reference to Exhibit 10.11 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1993 (the "1993 Form 10-K")).
 10.15     Trademark License Agreement and Manufacturing Certification Agreement, each dated
           May 14, 1994, between Rocky Shoes & Boots Co. and W. L. Gore & Associates, Inc.
           (incorporated by reference to Exhibit 10.12 to the Company's Annual Report on Form
           10-K for the fiscal year ended June 30, 1994 (the "1994 Form 10-K")).
 10.16     Decree of Tax Exemption from the Government of the Commonwealth of Puerto Rico
           (incorporated by reference to Exhibit 10.13 to the Registration Statement).
           English Translation of Addendum to Exhibit 10.16 (incorporated by reference to
10.16A     Exhibit 10.13A to the Registration Statement).
 10.17     Lease Agreement, dated March 1, 1987, as amended, between Rocky Shoes & Boots Co.
           and William Brooks Real Estate Company regarding Nelsonville factory (incorporated by reference to Exhibit 10.14 to the Registration Statement).
 10.18     Lease Contract, dated August 31, 1988, between Lifestyle Footwear, Inc. and The
           Puerto Rico Industrial Development Company regarding factory location 1
           (incorporated by reference to Exhibit 10.15 to the Registration Statement).
 10.19     Lease Contract, undated, between Lifestyle Footwear, Inc. and The Puerto Rico
           Industrial Development Company regarding factory location 2 (incorporated by reference to Exhibit 10.16 to the Registration Statement).
           English translation of Exhibit 10.19 (incorporated by reference to Exhibit 10.16A
10.19A     to the Registration Statement).
 10.20     Lease Agreement, dated December 13, 1993, between Five Star Enterprises Ltd. and the Dominican Republic Corporation for Industrial Development regarding buildings and annexes of a combined manufacturing surface of 75,526 square feet, located in the Industrial Free Zone of La Vega (incorporated by reference to Exhibit 10.17 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30,
           1995 (the "September 30, 1995 Form 10-Q")).
           English translation of Exhibit 10.20 (incorporated by reference to Exhibit 10.2A
10.20A     to the September 30, 1995 Form 10-Q).
 10.21     Continuing Security Agreement, dated January 28, 1997, among Rocky Shoes & Boots,
           Inc., Five Star Enterprises Ltd., Lifestyle Footwear, Inc., and Bank One,
           Columbus, N.A., as Agent (incorporated by reference to Exhibit 10.18 to the 1996
           Form 10-K).
 10.22     Loan Purchase, Assignment and Master Amendment Agreement, dated as of February 1,
           1996, among Bank One, Columbus, N.A., NBD Bank, NBD Bank, as Agent, Rocky Shoes &
           Boots, Inc., Rocky Shoes & Boots Co., Five Star Enterprises Ltd., and Lifestyle
           Footwear, Inc. (incorporated by reference to Exhibit 10.19 to the Company's Annual
           Report on Form 10-K for the transition period ended December 31, 1995).

EXHIBIT
NUMBER                                   DESCRIPTION OF EXHIBIT
------     ----------------------------------------------------------------------------------
 10.23     Installment Business Loan Note, dated August 19, 1993, among Rocky Shoes & Boots,
           Inc., Rocky Shoes & Boots Co., Five Star Enterprises Ltd., Lifestyle Footwear,
           Inc., and NBD Bank (incorporated by reference to Exhibit 10.20 to the 1994 Form
           10-K).
 10.24     Second Amendment to Business Loan Note, dated January 28, 1997, among Rocky Shoes
           & Boots, Inc., Five Star Enterprises Ltd., and Lifestyle Footwear, Inc.
           (incorporated by reference to Exhibit 10.21 to the 1996 Form 10-K).
 10.25     Term Lease Master Agreement, dated April 27, 1993, between Rocky Shoes & Boots,
           Inc. and IBM Credit Corporation (incorporated by reference to Exhibit 10.22 to the
           1993 Form 10-K).
 10.26     Fourth Amendment to Promissory Note, dated January 28, 1997, among Rocky Shoes &
           Boots, Inc., Five Star Enterprises Ltd., and Lifestyle Footwear, Inc.
           (incorporated by reference to Exhibit 10.23 to the 1996 Form 10-K).
 10.27     Acceptance Credit Agreement, dated May 4, 1993, among Rocky Shoes & Boots, Inc.,
           Rocky Shoes & Boots Co., Five Star Enterprises Ltd., Lifestyle Footwear, Inc., and
           NBD Bank (incorporated by reference to Exhibit 10.24 to the 1994 Form 10-K).
 10.28     Adjustable Rate Note, dated May 23, 1988, between Nelsonville Home and Savings
           Association and Rocky Shoes & Boots Co. (incorporated by reference to Exhibit
           10.25 to the Registration Statement).
 10.29     First Amendment to Acceptance Credit Agreement, dated October 20, 1993, among
           Rocky Shoes & Boots, Inc., Rocky Shoes & Boots Co., Five Star Enterprises Ltd.,
           Lifestyle Footwear, Inc., and NBD Bank (incorporated by reference to Exhibit 10.26 to the 1994 Form 10-K).
 10.30     Form of Company's 1995 Stock Option Plan (incorporated by reference to Exhibit
           10.27 to the 1995 Form 10-K).
 10.31     Form of Stock Option Agreement under the 1995 Stock Option Plan (incorporated by reference to Exhibit 10.28 to the 1995 Form 10-K).
 10.32     Open-End Mortgage, Security Agreement and Assignment of Rents and Leases, dated
           March 30, 1995, between Rocky Shoes & Boots Co. and NBD Bank, as Agent
           (incorporated by reference to Exhibit No. 10.3 to the March 31, 1995 Form 10-Q).
 10.33     Installment Business Loan Note, dated May 11, 1994, among Rocky Shoes & Boots,
           Inc., Rocky Shoes & Boots Co., Five Star Enterprises Ltd., Lifestyle Footwear,
           Inc., and NBD Bank (incorporated by reference to Exhibit 10.30 to the 1994 Form
           10-K).
 10.34     Construction and Term Loan Agreement, dated October 27, 1993, among Rocky Shoes &
           Boots, Inc., Rocky Shoes & Boots Co., Five Star Enterprises Ltd., Lifestyle
           Footwear, Inc., and NBD Bank (incorporated by reference to Exhibit 10.31 to the
           1994 Form 10-K).
 10.35     Promissory Note, dated October 27, 1993, among Rocky Shoes & Boots, Inc., Rocky
           Shoes & Boots Co., Five Star Enterprises Ltd., Lifestyle Footwear, Inc., and NBD
           Bank (incorporated by reference to Exhibit 10.32 to the 1994 Form 10-K).
 10.36     Open-End Mortgage, Security Agreement and Assignment of Rents and Leases, dated
           October 27, 1993, among Rocky Shoes & Boots, Inc., Rocky Shoes & Boots Co., Five
           Star Enterprises Ltd., Lifestyle Footwear, Inc., and NBD Bank (incorporated by reference to Exhibit 10.33 to the 1994 Form 10-K).
 10.37     First Amendment to Construction and Term Loan Agreement, dated January 28, 1994, among Rocky Shoes & Boots, Inc., Rocky Shoes & Boots Co., Five Star Enterprises
           Ltd., Lifestyle Footwear, Inc., and NBD Bank (incorporated by reference to Exhibit
           10.34 to the 1994 Form 10-K).

EXHIBIT
NUMBER                                   DESCRIPTION OF EXHIBIT
------     ----------------------------------------------------------------------------------
 10.38     First Amendment to Promissory Note, dated January 28, 1994, among Rocky Shoes &
           Boots, Inc., Rocky Shoes & Boots Co., Five Star Enterprises Ltd., Lifestyle
           Footwear, Inc., and NBD Bank (incorporated by reference to Exhibit 10.35 to the
           1994 Form 10-K).
 10.39     First Amendment to Open-End Mortgage, Security Agreement and Assignment of Rents
           and Leases, dated January 28, 1994, among Rocky Shoes & Boots, Inc., Rocky Shoes &
           Boots Co., Five Star Enterprises Ltd., Lifestyle Footwear, Inc., and NBD Bank
           (incorporated by reference to Exhibit 10.36 to the 1994 Form 10-K).
 10.40     Promissory Note, dated December 20, 1993, between Rocky Shoes & Boots, Inc. and
           Charles Stuart Brooks (incorporated by reference to Exhibit 10.37 to the 1994 Form
           10-K).
 10.41     Letter Agreement between the Registrant and The Kravetz Group, dated August 3,
           1994 (incorporated by reference to Exhibit No. 10.6 to the March 31, 1995 Form
           10-Q).
 10.42     Amended and Restated Master Business Loan Note, dated March 30, 1995, among the
           Registrant, Rocky Shoes & Boots Co., Five Star Enterprises Ltd. and Lifestyle
           Footwear, Inc. (incorporated by reference to Exhibit No. 10.4 to the March 31,
           1995 Form 10-Q).
 10.43     Third Amendment to Construction and Term Loan Agreement, dated as of March 30,
           1995, among the Registrant, Rocky Shoes & Boots Co., Five Star Enterprises Ltd.
           and Lifestyle Footwear, Inc. (incorporated by reference to Exhibit No. 10.5 to the
           March 31, 1995 Form 10-Q).
 10.44     Loan Agreement, dated as of October 7, 1994, between the Director of Development of the State of Ohio and Rocky Shoes & Boots Co. (incorporated by reference to
           Exhibit 10.43 to the 1995 Form 10-K).
 10.45     Promissory Note, dated October 7, 1994, by Rocky Shoes & Boots Co. (incorporated by reference to Exhibit 10.44 to the 1995 Form 10-K).
 10.46     Security Agreement, dated as of October 7, 1994, between the Director of
           Development of the State of Ohio and Rocky Shoes & Boots Co. (incorporated by reference to Exhibit 10.45 to the 1995 Form 10-K).
 10.47     Form of Employment Agreement, dated September 7, 1995, for executive officers
           (incorporated by reference to Exhibit 10.5 to the September 30, 1995 Form 10-Q).
 10.47     Information covering Employment Agreements substantially similar to Exhibit 10.46
           (incorporated by reference to Exhibit 10.5 to the September 30, 1995 Form 10-Q).
 23.1      Consent of Deloitte & Touche LLP.
 23.2*     Consent of Porter, Wright, Morris & Arthur (included in Exhibit 5.1).
 24.1*     Powers of Attorney (included on signature page hereto).


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* Previously filed.